Exhibit 2.1
EXECUTION VERSION-2

SECURITIES PURCHASE AGREEMENT
by and among
RALCORP FROZEN BAKERY PRODUCTS, INC.,
RALCORP HOLDINGS, INC.
and
SARA LEE CORPORATION
dated as of August 8, 2011

i

EXHIBITS AND SCHEDULES

Exhibits
Exhibit A	Form of Seller Transition Services Agreement
Exhibit B	Allocation

Schedules
Schedule 1.1(a)	Adjusted Net Working Capital
Schedule 1.1(b)	Affected Employees and Former Affected Employees
Schedule 1.1(c)	Persons with Knowledge
Schedule 2.3	Closing Extensions
Schedule 3.4	Consents and Approvals
Schedule 4.4(a)	Financial Statements
Schedule 4.4(c)	Corporate Allocations
Schedule 4.5(a)	Absence of Certain Changes or Events
Schedule 4.5(b)	Undisclosed Liabilities
Schedule 4.5(c)	Financial Debt
Schedule 4.6(a)	Owned Property
Schedule 4.6(b)(i)	Leased Properties
Schedule 4.6(b)(ii)	Leased Property; Landlord Consent
Schedule 4.6(c)	Real Property Lease Deficiencies
Schedule 4.6(d)	Real Property Leases Valid
Schedule 4.6(e)	Owned Property Encumbrances
Schedule 4.7(a)	Material Contracts
Schedule 4.7(b)(i)	Material Contracts Valid
Schedule 4.7(b)(ii)	Compliance with Material Contracts
Schedule 4.8(a)	Affiliate Transactions
Schedule 4.8(b)	Affiliate Contracts
Schedule 4.9	Customers and Suppliers
Schedule 4.10	Sufficiency of Assets
Schedule 4.11	In-Force Insurance Policies
Schedule 4.12	Litigation
Schedule 4.13	Environmental Matters
Schedule 4.14	Compliance with Laws
Schedule 4.15(a)	Benefit Plans
Schedule 4.15(c)	Benefit Plan Matters
Schedule 4.15(d)	Company Multiemployer Plans
Schedule 4.15(e)	Welfare Plans
Schedule 4.15(g)	Changes to Benefit Plans Payments
Schedule 4.15(h)	Workers’ Compensation
Schedule 4.15(i)	Company Multiemployer Welfare Benefit Plan
Schedule 4.15(j)	Amendment and Termination of Benefit Plans
Schedule 4.16	Tax Matters
Schedule 4.17(a)	Owned Company Intellectual Property
Schedule 4.17(d)	IP Proceedings
Schedule 4.17(e)	List of Patents
Schedule 4.18(a)	Collective Bargaining Agreements
Schedule 4.18(c)	Compliance with Labor Matters
Schedule 6.1(a)	Interim Operations of the Company
Schedule 6.1(b)	Seller Covenants Regarding Interim Operations of the Company

Schedule 6.6	Intercompany Arrangements
Schedule 6.9	Shared Contracts
Schedule 7.1(j)(i)	Agreements with Affected Employees
Schedule 7.1(o)	Workers’ Compensation Claims of Affected Employees

Annexes
Annex 1	Closing Mondays

v

SECURITIES PURCHASE AGREEMENT
          This Securities Purchase Agreement is entered into as of August 8, 2011 by and among RALCORP FROZEN BAKERY PRODUCTS, INC., a corporation incorporated under the laws of the State of Delaware (“Purchaser”), RALCORP HOLDINGS, INC., a corporation organized under the laws of the State of Missouri (“Ralcorp”) and SARA LEE CORPORATION, a corporation organized under the laws of the State of Maryland (“Seller”). Certain capitalized terms used in this Agreement have the meanings assigned to them in Article I.
          WHEREAS, Seller directly owns (i) 100% of the limited liability company membership interests (the “Securities”) of Sara Lee Refrigerated Dough, LLC, a limited liability company organized under the laws of the State of Delaware (the “Company”) and (ii) the Bond; and
          WHEREAS, upon the terms and subject to the conditions hereinafter set forth, on the Closing Date, Seller desires to sell to Purchaser or a Purchaser Designee, and Purchaser or a Purchaser Designee desires to purchase from Seller, all of the Securities and the Bond (the “Transaction”).
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein (the sufficiency of which is acknowledged by the Parties), intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
          Section 1.1 Definitions. For all purposes of this Agreement, the following capitalized terms shall have the following meanings:
          “Adjusted Aggregate Net Indebtedness” shall mean (i) the aggregate amount of Indebtedness of the Company less (ii) the aggregate amount of (x) all Outstanding Deposits and all cash not otherwise swept on or after the Closing Date from the accounts of the Company to Seller or any of its Affiliates (and the Parties shall take into account any such cash sweeps in determining the Outstanding Deposits and cash on the Estimated Adjusted Closing Balance Sheet and the Closing Balance Sheet), and (y) cash equivalents and other short term securities of the Company, in each case, determined as of the Measurement Time and in accordance with Seller Accounting Principles.
          “Adjustment Liabilities” shall mean (i) the Liabilities of the Company relating to workers compensation claims for incidents occurring prior to the Measurement Time and (ii) the Liabilities of the Company as of the Measurement Time for retiree welfare benefits, in each case of clauses (i) and (ii), determined in accordance with the accounting and actuarial principles, practices, policies and methodologies of Seller, consistently applied.
          “Adjusted Net Working Capital” shall mean (i) the sum of the (A) trade accounts receivable, (B) notes receivable, (C) inventories, and (D) prepaid expenses and other current assets (including Tax assets) of the Company less (ii) the sum of the (A) accounts payable and (B) accrued expenses (including accrued bonuses and current Taxes payable other than income and franchise tax) of the Company, with each such balance sheet line item being (x) determined as of the Measurement Time, (y) prepared in accordance with Seller Accounting Principles and the Adjusted Net Working Capital Example and (z) calculated and adjusted in a manner consistent with the Adjusted Net Working Capital Example; provided, however, that “Adjusted Net Working Capital” shall not include any Adjusted Aggregate Net Indebtedness, any Adjustment Liabilities, any deferred tax assets or liabilities, assets or liabilities relating to pension plan contributions, environmental reserves or litigation reserves. In addition, no reserves, liabilities, asset valuation allowances or similar items reflected in the balance sheet of the Company as of July 2, 2011 shall be increased or reversed in determining the Closing Balance Sheet, Estimated Adjusted Net Working Capital or Final Adjusted Net Working Capital unless supported by a change in the facts and circumstances to which such amounts relate subsequent to July 2, 2011.
          “Adjusted Net Working Capital Example” shall mean the example calculation of the Adjusted Net Working Capital as of July 2, 2011 set forth on Schedule 1.1(a).
          “Affected Benefit Plan” shall mean any Benefit Plan the liabilities of which are being transferred to Purchaser pursuant to Article VII.
          “Affected Employee” shall mean any individual who is actively employed by the Company, or on the Company’s payroll or on leave with the Company under and in accordance with the applicable leave policies of the Company, and who is identified as an Affected Employee on Schedule 1.1(b) or who is hired by Seller or its Affiliates with respect to the Company or the Business after the date hereof and on or prior to the Closing.
          “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.
          “Aggregate Balance” shall have the meaning set forth in Section 7.1(e)(iv) (Welfare Plans).
          “Agreement” shall mean this Securities Purchase Agreement, together with the Exhibits and Schedules hereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.
          “Allocation” shall have the meaning set forth in Section 8.7 (Purchase Price Allocation).
          “Ancillary Agreements” shall mean (i) the Seller Transition Services Agreement, (ii) the Unit Transfer Agreement and (iii) the Bond Assignment Agreement.
          “Applicable Rate” shall mean the U.S. Prime Rate as published in The Wall Street Journal from time to time.
          “Assumed Business Liabilities” shall mean any and all pre-Closing Liabilities of Seller and Seller’s Affiliates (other than the Company) solely to the extent relating to (x) the ownership, use or operation of assets and properties of the Business, (y) claims in respect of Contracts or (z) claims related to the Affected Employees or Former Affected Employees, other than (i) any and all Liabilities related to Taxes for any Pre-Closing Tax Period and (ii) any and all Liabilities for which Seller and its Affiliates (other than the Company) are responsible pursuant to Section 7.1 (Employee Matters) or Article VIII (Covenants Related to Tax Matters). For the avoidance of doubt, Assumed Business Liabilities shall include Liabilities included in the Company Balance Sheet and any Liabilities arising out of any of the Proceedings listed on Schedule 4.12 (Litigation) or any matters listed on Schedule 4.13 (Environmental Matters), or Schedule 4.14 (Compliance With Laws).
          “Audits” shall have the meaning set forth in Section 4.16(c) (Tax Matters).
          “Base Purchase Price” shall have the meaning set forth in Section 2.2 (Purchase Price).

          “Benefit Plan” shall have the meaning set forth in Section 4.15(a) (Employee Benefit Plans).
          “Beneficiary” shall have the meaning set forth in Section 12.1(a) (Guaranty of Ralcorp).
          “Bond” shall mean the Development Authority of Clayton County Taxable Revenue Bond (Sara Lee Refrigerated Dough, LLC Project) Series 2010 bond and all obligations and rights of Seller and/or the Company with respect thereto under the related Bond Purchase Agreement, dated as of June 1, 2010, Rental Agreement, dated as of June 1, 2010, and the Bond Resolution adopted by the Development Authority of Clayton County, dated as of May 10, 2010.
          “Bond Assignment Agreement” shall mean the Bond Assignment Agreement, in a form to be agreed by the Parties.
          “Business” shall mean the development, manufacture, marketing, sale and/or distribution as currently conducted by Seller and its Affiliates of refrigerated dough, including basic and specialty biscuits, chub and slab cookies, crescent rolls, sweet goods, pizza and pie crusts, and toaster pastries in North America..
          “Business Guaranties” shall have the meaning set forth in Section 6.11 (Substitution of Guarantees).
          “Business Day” shall mean a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or required by Law to be closed.
          “Cap” shall have the meaning set forth in Section 11.6(b)(i) (Limits on Indemnification).
          “Closing” shall have the meaning set forth in Section 2.3 (The Closing).
          “Closing Adjustment Items” shall have the meaning set forth in Section 2.6(d) (Purchase Price Adjustment).
          “Closing Adjustment Statement” shall have the meaning set forth in Section 2.6(c)(ii) (Purchase Price Adjustment).
          “Closing Balance Sheet” shall have the meaning set forth in Section 2.6(c)(i) (Purchase Price Adjustment).
          “Closing Date” shall mean the actual date on which the Closing occurs.
          “Closing Date Financial Statements” shall have the meaning set forth in Section 2.6(c)(ii) (Purchase Price Adjustment).
          “Closing Date Purchase Price” shall be the Base Purchase Price as adjusted pursuant to Section 2.6(b) (Purchase Price Adjustment).
          “Closing Monday” means the specific dates identified on Annex 1 attached hereto.
          “COBRA” shall have the meaning set forth in Section 7.1(e)(iii) (Employee Matters).
          “Code” shall mean the Internal Revenue Code of 1986.

          “Collective Bargaining Agreements” shall mean, collectively, all collective bargaining agreements, union contracts, works council agreements or similar arrangements entered into between any “labor organization” (as defined in Section 2(5) of the National Labor Relations Act) and Seller or the Company covering, relating to or benefiting any employee or former employee of the Company.
          “Company” shall have the meaning set forth in the recitals hereto.
          “Company Balance Sheet” shall have the meaning set forth in Section 4.4(a) (Financial Statements).
          “Company Financial Statements” shall have the meaning set forth in Section 4.4(a) (Financial Statements).
          “Company Intellectual Property” shall mean all Intellectual Property that is used, held for use or exploited by the Company or on its behalf in the conduct of the Business as currently conducted.
          “Company Multiemployer Plan” shall have the meaning set forth in Section 4.15(d) (Employee Benefit Plans).
          “Company Multiemployer Welfare Benefit Plan” shall have the meaning set forth in Section 4.15(i) (Employee Benefit Plans).
          “Competitive Business” shall have the meaning set forth in Section 7.3(a) (Non-Competition).
          “Confidentiality Agreement” shall mean the letter agreement dated June 7, 2011 between Seller and Purchaser.
          “Contract” shall mean with respect to any Person, any guarantee of indebtedness or credit agreement, note, bond, mortgage, lease, permit, concession, franchise, license, arrangement, undertaking, contract, commitment, obligation, indenture, deed of trust or other instrument, document or agreement (whether written or oral) by which that Person, or any amount of its present or future properties or assets, is legally bound or subject.
          “Control”, including when used in the terms “Controlled by”, “Controlling” and “under common Control with”, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
          “Copyrights” shall mean U.S. and foreign registered and unregistered copyrights (including those in Software, web content and databases), and all registrations and applications to register the same.
          “Core Representations” shall have the meaning set forth in Section 11.1(a)(ii) (Survival).
          “Days Off Accrual” shall have the meaning set forth in Section 7.1(i) (Employee Matters).

          “Deductible Amount” shall have the meaning set forth in Section 11.6(b)(ii) (Limits on Indemnification).
          “Determination Date” shall mean the earlier to occur of (i) if Seller does not timely deliver a Dispute Notice, the date that is forty-five (45) days following the date on which Purchaser delivers the Closing Date Financial Statements to Seller, and (ii) if Seller timely delivers a Dispute Notice, the earlier to occur of (x) the date on which Purchaser and Seller finally and conclusively resolve in a definitive agreement any and all disputes set forth in the Dispute Notice and (y) the date of the Final Report of the Independent Accounting Firm.
          “Dispute Notice” shall have the meaning set forth in Section 2.6(d) (Purchase Price Adjustment).
          “Encumbrances” shall mean any and all liens, charges, security interests, title defects, options, claims, mortgages, pledges, proxies, voting trusts or agreements or other restrictions on title or transfer of any nature whatsoever.
          “Environmental Laws” shall mean any Laws relating to pollution, protection of the environment, natural resources damages or human health and safety or occupational health and safety to the extent relating to Hazardous Substances (excluding the U.S. Food, Drug and Cosmetic Act and similar Laws and products liability), or the presence, management, emission, discharge, spill, disposal, escape, migration or release of or exposure to Hazardous Substances, in each case of the foregoing, as such Laws are enacted and in effect on or prior to the Closing Date.
          “Environmental Permits” shall mean all permits, licenses, approvals, certificates, consents, waivers, exemptions, orders, registrations, or other authorizations of any Governmental Entity issued pursuant to Environmental Law.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974.
          “ERISA Affiliates” shall mean any trade or business, whether or not incorporated, that, together with the Company, is or would be considered a “single employer” within the meaning of Section 414(b) or (c) of the Code.
          “Estimated Adjusted Closing Balance Sheet” shall have the meaning set forth in Section 2.6(a)(i) (Purchase Price Adjustment).
          “Estimated Adjusted Net Working Capital” shall have the meaning set forth in Section 2.6(a)(ii)(A) (Purchase Price Adjustment).
          “Estimated Adjustment Statement” shall have the meaning set forth in Section 2.6(a)(ii) (Purchase Price Adjustment).
          “Estimated Financial Statements” shall have the meaning set forth in Section 2.6(a)(ii) (Purchase Price Adjustment).
          “Estimated Seller Outstanding Checks” shall have the meaning set forth in Section 2.6(a)(ii)(B) (Purchase Price Adjustment).
          “Evaluation Material” shall have the meaning assigned to such term in the Confidentiality Agreement.

          “Excluded Taxes” shall have the meaning set forth in Section 8.1 (Allocation).
          “Final Adjustment Liabilities” shall mean the Adjustment Liabilities as finally determined in accordance with the provisions of Section 2.6(d) or Section 2.6(e) (Purchase Price Adjustment).
          “Final Adjusted Aggregate Net Indebtedness” shall mean the amount of Adjusted Aggregate Net Indebtedness as of the Measurement Time as finally determined in accordance with the provisions of Section 2.6(d) or Section 2.6(e) (Purchase Price Adjustment).
          “Final Adjusted Net Working Capital” shall mean the amount of Adjusted Net Working Capital as finally determined in accordance with the provisions of Section 2.6(d) or Section 2.6(e) (Purchase Price Adjustment); provided that, the determination of Final Adjusted Net Working Capital pursuant to Section 2.6(d) or Section 2.6(e) (Purchase Price Adjustment) shall be made without duplication of any Liability retained by Seller or any of its Affiliates pursuant to the terms hereof.
          “Final Report” shall have the meaning set forth in Section 2.6(e) (Purchase Price Adjustment).
          “Final Seller Outstanding Checks” shall mean the Seller Outstanding Checks as finally determined in accordance with the provisions of Section 2.6(d) or Section 2.6(e) (Purchase Price Adjustment).
          “Financial Debt” of any Person at any date shall mean, without duplication: (i) Indebtedness of such Person as of such date; (ii) all deferred obligations of such Person as of such date to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit, surety bond, performance bond or other similar instrument; (iii) all obligations of such Person as of such date in respect of any interest rate or currency swaps, caps, collars, options, futures, or other similar derivative instruments; (iv) all obligations of such Person as of such date in respect of bankers’ acceptances or similar facilities issued or created for the account of such Person; and (v) all guarantees of such Person as of such date of any indebtedness of any other Person of the type described in clauses (i) through (iv) above. For the avoidance of doubt, Financial Debt in the case of Seller and the Company shall not include any unfunded or underfunded Liability with respect to any Company Multiemployer Plan or Company Multiemployer Welfare Benefit Plan.
          “Former Affected Employee” shall mean an individual whose employment has terminated but when last employed by Seller or one of its Affiliates, was employed by Seller or its Affiliates with respect to the Company or the Business and (i) who is identified (along with such employee’s hire date, rehire date, and termination date) as a Former Affected Employee on Schedule 1.1(b) or (ii) who was an Affected Employee whose employment with Seller or one of its Affiliates was terminated after the date hereof and on or prior to the Closing.
          “GAAP” shall mean generally accepted accounting principles in the United States of America as applied in a manner consistent with the past practices of the applicable Person.
          “Governmental Entity” means any federal, national, supranational, state, provincial, departmental, local or similar government, governmental, regulatory or administrative authority, branch, agency, court of competent jurisdiction or commission or any judicial or arbitral body or any branch of power, whether judicial, legislative or administrative.

          “Hazardous Substances” means any pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds, or chemicals that are regulated by, or form the basis of liability under, any Environmental Laws, including asbestos, asbestos-containing material, petroleum and petroleum products and by-products.
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
          “Indebtedness” of any Person at any date shall mean, without duplication, (i) all indebtedness of such Person as of such date for borrowed money or for the deferred purchase price of property other than trade liabilities incurred in the ordinary course of business (including principal, interest and fees), (ii) all indebtedness of such Person under capital leases (as determined in accordance with GAAP as in existence on the date hereof), and (iii) any other indebtedness of such Person as of such date that is evidenced by a note, bond, debenture or similar instrument or commercial paper, and in each case, accrued, but unpaid, interest thereon. For the avoidance of doubt, Indebtedness in the case of Seller and the Company shall not include any unfunded or underfunded Liability with respect to any Company Multiemployer Plan, Company Multiemployer Welfare Benefit Plan or any items in clauses (ii) through (iv) of the definition of “Financial Debt”.
          “Indemnified Party” shall have the meaning set forth in Section 11.5(a) (Indemnification Procedures).
          “Indemnifying Party” shall have the meaning set forth in Section 11.5(a) (Indemnification Procedures).
          “Independent Accounting Firm” shall have the meaning set forth in Section 2.6(e) (Purchase Price Adjustment).
          “Ingredients” shall mean wheat flour, gluten, oil, yeast and corn syrup.
          “Insurance Policies” shall have the meaning set forth in Section 4.11 (Insurance).
          “Intellectual Property” shall mean, collectively, all of the rights, title or interest in any of the following, arising under the Laws of the U.S., any state, any other country, or international treaty regime, whether or not filed, perfected, registered or recorded, including all renewals and extensions thereof: (i) Trademarks; (ii) Patents and inventions, invention disclosures, and improvements, whether or not patentable; (iii) Copyrights, rights of publicity (and other rights to use the names and likenesses of individuals); (iv) Trade Secrets and rights to limit the use or disclosure thereof by any Person; (v) internet domain name registrations; (vi) design rights; (vii) Software; and (viii) claims, causes of action and defenses relating to the enforcement of any of the foregoing.
          “Intercompany Accounts” shall mean all balances related to indebtedness, including any intercompany indebtedness, loan, guaranty, receivable, payable or other account (other than trade payables and receivables) between Seller and its Subsidiaries (other than the Company) on the one hand, and the Company, on the other hand.
          “IRS” shall mean the United States Internal Revenue Service.
          “Knowledge” with respect to a particular fact or other matter shall mean the actual (but not constructive or imputed) knowledge of the individuals listed on Schedule 1.1(c) after a prudent, reasonable inquiry concerning the existence of such fact or other matter.

          “Law” shall mean any statute, law, constitutional provision, code, regulation, ordinance, rule, ruling, judgment, decision, order, writ, injunction, decree, permit, concession, grant, franchise, license, agreement, directive, binding guideline or policy, or rule of common law, requirement of or other governmental restriction of or determination by any Governmental Entity or any interpretation of any of the foregoing by any Governmental Entity, in each case of the foregoing, solely to the extent legally binding and enforceable by such Governmental Entity.
          “Leased Properties” shall have the meaning set forth in Section 4.6(b) (Property).
          “Liabilities” shall mean all debt, liabilities, commitments or obligations of any kind (whether known or unknown, whether asserted or not asserted, whether fixed, absolute or contingent, whether matured or unmatured, whether determined, determinable or otherwise, whether accrued or unaccrued, whether liquidated or unliquidated, whether classified as such under GAAP or other applicable generally accepted accounting principles, and whether due or to become due) including any liability for Taxes.
          “Losses” shall have the meaning set forth in Section 11.2 (Indemnification by Seller).
          “Material Adverse Effect” shall mean:
          (a) with respect to the Company or the Business, any event, change, circumstance, effect, development or state of facts that, individually or together with any other event, change, circumstance, effect, development or state of facts, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company; provided, however, that Material Adverse Effect shall not include the effect of any event, change circumstance, effect, development or state of facts arising out of or attributable to any of the following, either alone or in combination: (i) economic, financial market (including the financing, banking, currency or capital markets), regulatory or political conditions or any act of war, declared or undeclared, armed hostilities, civil unrest, sabotage or terrorism or escalation thereof that generally affects the industries in the U.S. in which the Business operates, except to the extent that such event, change, circumstance, effect, development or state of facts has a materially and disproportionately greater adverse effect on the Company, than on other such entities operating in such industries; (ii) any changes in applicable Laws or interpretations thereof or changes in accounting rules or principles; (iii) the execution and public announcement of this Agreement, including any release or announcement contemplated by any of the Ancillary Agreements, and consummation of the transactions contemplated hereby and thereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; (iv) any changes in prices for commodities, goods, services, or the availability or costs of hedges or other derivatives, including fluctuations in market rates; (v) any action taken, or omitted to be taken, by Seller or its Affiliates to the extent in compliance with the terms of this Agreement and the Ancillary Agreements; or (vi) any actions taken by Purchaser or any of its Affiliates;
          (b) with respect to Seller, any event, change, circumstance, effect, development or state of facts that, individually or together with any other event, change, circumstance, effect, development or state of facts, has had or would reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby;
          (c) with respect to Purchaser, any event, change, circumstance, effect, development or state of facts that, individually or together with any other event, change, circumstance, effect, development or state of facts, has had or would reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby.
For the avoidance of doubt, it is understood that, in determining the monetary impact of any such event, change, circumstance, effect, development or state of facts, (i) all amounts, if any, actually received and/or reasonably likely to be received (taking specifically into account the likelihood of collection or recovery) by the Person or its Affiliates, as applicable, under insurance, third party indemnifications or similar agreements and (ii) all Tax Benefits actually received, in each case, with respect to such event, change, circumstance, effect, development or state of facts shall be taken into account.
          “Material Contracts” shall have the meaning set forth in Section 4.7(a) (Material Contracts).
          “Minimum Loss Amount” shall have the meaning set forth in Section 11.6(b)(ii) (Limits on Indemnification).
          “Multiemployer Plan” shall mean a plan as defined in Section 4001(a)(3) of ERISA.
          “Multiemployer Welfare Benefit Plan” shall mean a welfare benefit plan (within the meaning of Section 3(1) of ERISA) to which more than one unrelated employer contributes, and which is maintained pursuant to one or more Collective Bargaining Agreements.
          “New York Courts” shall have the meaning set forth in Section 12.13 (Jurisdiction).
          “Non-Income Purchaser Returns” shall have the meaning set forth in Section 8.2 (Tax Returns).
          “Objection Deadline” shall have the meaning set forth in Section 2.6(d) (Purchase Price Adjustment).
          “Outstanding Deposits” shall mean, as of any date, the aggregate amount of all outstanding deposits made to bank accounts of the Company, but which have not been posted to the bank accounts of the Company as of such date.
          “Owned Company Intellectual Property” means Company Intellectual Property owned by the Company or listed as Owned Company Intellectual Property on Schedule 4.17(a).
          “Owned Property” shall have the meaning set forth in Section 4.6(a) (Property).
          “Parties” shall mean the parties to this Agreement.
          “Patents” shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation or confirmation, certificates of invention and similar statutory rights, including in each case all inventions and improvements described therein.
          “PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.
          “Permitted Encumbrances” shall mean (i) Encumbrances created by this Agreement or the Ancillary Agreements or by Purchaser or its Affiliates, (ii) Encumbrances for Taxes not yet due and

payable, (iii) mechanics’, materialmen’s, carriers’, workers’, repairers’, landlords’ and similar Encumbrances arising or incurred in the ordinary course of business that (A) do not, individually or in the aggregate, materially impair current occupancy or use, (B) could not reasonably be expected to result in forfeiture of the involved property, and (C) individually, are not in excess of the Minimum Loss Amount, and in the aggregate, are not in excess of U.S. $500,000, (iv) Laws relating to zoning, entitlement, building, environmental, safety and other land use regulations that are not violated in any material respect by current occupancy or use, (v) covenants, conditions, restrictions, easements, rights-of-way and similar restrictions of record that do not, individually or in the aggregate, materially impair current occupancy, and (vi) pledges or deposits to secure obligations under workers’ compensation Laws or to secure other public or statutory obligations, in each case to the extent they arise by operation of Law.
          “Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
          “Potential Contributor” shall have the meaning set forth in Section 11.7 (Assignment of Claims).
          “Pre-Closing Period Tax Returns” shall have the meaning set forth in Section 8.2 (Tax Returns).
          “Pre-Closing Tax Periods” shall have the meaning set forth in Section 8.2 (Tax Returns).
          “Proceeding” shall mean any civil, criminal or administrative claim, action, demand, suit, hearing, litigation, investigation or other proceeding by, before or with any Governmental Entity or any arbitration proceeding.
          “Purchase Price” shall have the meaning set forth in Section 2.2 (Purchase Price).
          “Purchaser” shall have the meaning set forth in the opening paragraph of this Agreement.
          “Purchaser 401(k) Plan” shall have the meaning set forth in Section 7.1(f) (Employee Matters).
          “Purchaser Designee” shall mean an Affiliate of Purchaser designated by Purchaser prior to the Closing.
          “Purchaser Indemnified Parties” shall have the meaning set forth in Section 11.2 (Indemnification by Seller).
          “Purchaser Plans” shall have the meaning set forth in Section 7.1(d) (Employee Matters).
          “Purchaser Returns” shall have the meaning set forth in Section 8.2 (Tax Returns)
          “Purchaser Special Losses” shall have the meaning set forth in Section 11.6(b)(iii) (Limits on Indemnification).
          “Purchaser’s FSA” shall have the meaning set forth in Section 7.1(e)(iv) (Employee Matters).
          “Ralcorp” shall have the meaning set forth in the opening paragraph of this Agreement.

          “Ralcorp Guaranteed Obligations” shall have the meaning set forth in Section 12.1(a) (Guaranty of Ralcorp).
          “Ralcorp Guaranteed Person” shall have the meaning set forth in Section 12.1(a) (Guaranty of Ralcorp).
          “Ralcorp Guaranty” shall have the meaning set forth in Section 12.1 (Guaranty of Ralcorp).
          “Real Property Lease” shall have the meaning set forth in Section 4.6(b) (Property).
          “Remedial Action” shall mean all action determined by a third party environmental consultant, which consultant shall be mutually agreed upon by the Parties, to be required by Environmental Laws (assuming industrial use of the properties) to (i) cleanup, close, remove, treat or in any other way remediate any Hazardous Substance, (ii) prevent or contain a release or threatened release of any Hazardous Substance so that it does not endanger or otherwise adversely affect the environment or public health or welfare, or (iii) perform pre-remedial studies, investigations or monitoring, in, under or on any real property or facility.
          “Replacement Contract” shall have the meaning set forth in Section 6.9 (Shared Contracts).
          “Required Governmental Authorization” shall mean any required filing with, or permit, authorization, consent or approval of, any Governmental Entity.
          “Retiree Welfare Benefits” shall have the meaning set forth in Section 7.1(e)(v) (Employee Matters).
          “Sara Lee Entities” shall mean, collectively, Seller and its Affiliates (other than the Company).
          “SEC” shall mean the United States Securities and Exchange Commission.
          “Securities” shall have the meaning set forth in the recitals hereto.
          “Seller” shall have the meaning set forth in the opening paragraph of this Agreement.
          “Seller 401(k) Plan” shall have the meaning set forth in Section 7.1(f) (Employee Matters).
          “Seller Accounting Principles” shall mean the accounting principles of Seller, which accounting principles were delivered to Purchaser on the date hereof.
          “Seller Indemnified Parties” shall have the meaning set forth in Section 11.3 (Indemnification by Purchaser).
          “Seller Mark” shall have the meaning set forth in Section 7.8 (Corporate Names)
          “Seller Nonqualified Deferred Compensation Plans” shall have the meaning set forth in Section 7.1(h) (Employee Matters).

          “Seller Outstanding Checks” shall mean the aggregate amount of the outstanding checks (or portions thereof) issued by Seller or its Affiliates (other than the Company) in connection with the Business, which amount shall be determined based on the actual amounts outstanding or, if such actual amount is not available, the Parties’ reasonable good faith estimate of such amount.
          “Seller Pension Plan” shall have the meaning set forth in Section 7.1(g) (Employee Matters).
          “Seller Plan” shall have the meaning set forth in Section 7.1(d) (Employee Matters).
          “Seller Special Losses” shall have the meaning set forth in Section 11.6(b)(i) (Limits on Indemnification).
          “Seller Transition Services Agreement” shall mean the Transition Services Agreement, substantially in the form attached as Exhibit A, regarding the provision of transition services to the Company, with such changes as mutually agreed to by the Parties in good faith.
          “Seller’s FSA” shall have the meaning set forth in Section 7.1(e)(iv) (Employee Matters).
          “Shared Contracts” shall have the meaning set forth in Section 6.9 (Shared Contracts).
          “Software” shall mean all computer software and web sites, including data files, source code, object code, application programming interfaces and other software related specifications and documentation.
          “Straddle Period” shall have the meaning set forth in Section 8.1 (Allocation).
          “Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or Controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).
          “Survival Period” shall have the meaning set forth in Section 11.1(a) (Survival).
          “Target Adjusted Net Working Capital” shall mean U.S.$7,006,000.
          “Tax” or “Taxes” shall mean all taxes, however denominated, including any additions to taxes, interest, penalties, fines or other amounts imposed by any Governmental Entity that may become payable in respect thereof, imposed by any federal, state, provincial, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes including U.S. federal income taxes and state income taxes, alternative minimum taxes, estimated taxes, license taxes, windfall profits taxes, payroll and employee withholding taxes, unemployment insurance, social security, value added sales and use taxes, excise taxes, goods and services taxes, environmental, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, registration taxes, stamp taxes, transfer taxes, withholding taxes, workers’ compensation, customs, duties, and other obligations of the same or of a similar nature, severance, premium, capital stock, profits, disability, add-on minimum and margin, or other tax of any kind whatsoever.
          “Tax Benefit” shall mean the net present value (based on a six percent (6%) discount rate) of any reasonably expected reduction in actual cash Tax liability of a Party (or a group of corporations including the Party) (including by deduction, reduction of income by virtue of increased Tax basis, entitlement of refund, credit or otherwise) assuming a forty percent (40%) effective tax rate. The Party receiving such Tax Benefit shall notify in writing the other Party with its calculation of such amount and provide sufficient specificity to allow a reasonable level of review. To the extent that the other Party objects to the calculation of such amount, the Parties shall cooperate in good faith to resolve any disagreement related thereto; provided that such cooperation shall not require disclosure of either Party’s Tax Returns.
          “Tax Claim” shall have the meaning set forth in Section 8.3 (Cooperation on Tax Matters).
          “Tax Return” means a report, return, declaration, claim for refund, statement relating to Tax or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated combined or unitary returns for any group of entities that includes the Company.
          “Termination Date” shall have the meaning set forth in Section 10.1(c) (Termination).
          “Territory” shall mean the United States of America, including Washington, D.C. and all territories thereof, Canada and Mexico.
          “Third Party Claim” shall have the meaning set forth in Section 11.5(a) (Indemnification Procedures).
          “Title Companies” shall have the meaning set forth in Section 6.8 (Real Estate Matters).
          “Title IV Plan” shall have the meaning set forth in Section 4.15(c) (Employee Benefit Plans). For the avoidance of doubt, no Multiemployer Plan shall be considered a “Title IV Plan” for purposes of this Agreement.
          “Trade Secrets” shall mean the following types of confidential or proprietary information: inventions (whether patentable or unpatentable), improvements, modifications, invention disclosures, industrial design rights, discoveries, developments, know-how, business, marketing and technical information, data, databases, procedures, research records, market surveys, product specifications, product designs, plans, compositions, proprietary processes, methods, techniques (including but not limited to manufacturing techniques), recipes, formulae, ingredients, customer lists and data, and supplier lists and data.
          “Trademarks” shall mean U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, certification marks, slogans, corporate names and all registrations and applications to register the same, and the goodwill associated with any of the foregoing.
          “Transaction” shall have the meaning set forth in the recitals hereto.
          “Transfer Taxes” shall have the meaning set forth in Section 8.4 (Certain Transfer Taxes).

          “Unit Transfer Agreement” shall mean the Unit Transfer Agreement, in a form to be agreed upon by the Parties.
          “U.S.” shall mean the United States of America.
          “U.S. Dollars” or “U.S.$” shall mean the lawful currency of the United States of America.
          “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act and any state or local Laws regarding the termination or layoff of employees.
          “Welfare Plan” shall have the meaning set forth in Section 4.15(e) (Employee Benefit Plans).
          Section 1.2 Interpretation.
          (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          (b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
          (c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.
          (d) The words “or” and “nor” shall not be exclusive.
          (e) All Exhibits or Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.
          (f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
          (g) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
          (h) Unless the context shall otherwise require, any reference to any contract, instrument, statute, rule or regulation is a reference to it as amended and supplemented from time to time (and, in the case of a statute, rule or regulation, to any successor provision).
          (i) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
          (j) All payments and adjustments under this Agreement shall be made in U.S. Dollars.

ARTICLE II
PURCHASE AND SALE
          Section 2.1 Purchase and Sale of Securities and the Bond. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign and transfer to Purchaser or a Purchaser Designee, and Purchaser shall or shall cause a Purchaser Designee to purchase, acquire, accept and take assignment from Seller of, the Securities and the Bond, in each case, free and clear of all Encumbrances (other than state and federal securities Law restrictions and Encumbrances created by Purchaser or its Affiliates).
          Section 2.2 Purchase Price. The base purchase price for the Securities and the Bond shall be U.S.$545,000,000 (the “Base Purchase Price”). The “Purchase Price” for the Securities and the Bond shall be the Base Purchase Price as adjusted, if applicable, pursuant to Section 2.6 (Purchase Price Adjustment).
          Section 2.3 The Closing. Unless another date or place is agreed in writing by each of the Parties, the consummation of the Transaction (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654, at 10:00 a.m. (Chicago, Illinois Time) on the first Closing Monday following the satisfaction or waiver of each of the conditions to Closing specified in Article IX hereof, other than conditions to Closing which by their terms require performance at the Closing (but subject to the satisfaction of, or waiver by the Party having the benefit thereof, such conditions at the Closing); provided however, if, as of such date, all conditions to the Parties’ obligations set forth in Article IX of this Agreement (other than those that are to be satisfied by action taken at the Closing) shall have been satisfied or waived, but Seller shall not have delivered to Purchaser the consent or approval of those third parties listed on Schedule 2.3, then Purchaser may, at its option, delay the Closing to the next following Closing Monday. The Closing shall be deemed effective as of 11:59 p.m. (Chicago, Illinois time) on the Saturday immediately preceding the Closing Date (the “Measurement Time”). On the Business Day immediately prior to the Closing Date, Purchaser, Seller and the Company shall conduct a pre-Closing at the same location as the Closing, commencing at 10:00 a.m. local time, at which each Party shall present for review by the other Parties hereto copies in execution form of all documents required to be delivered by such Party at or in connection with the Closing. Each Party will, and will cause its respective Affiliates to, at the Closing, execute and deliver the agreements, documents, certificates and other deliveries (including the Ancillary Agreements) required of such Parties to be executed and/or delivered at the Closing or for which such execution and/or delivery is a condition to another Party’s obligations to consummate the Closing. The Parties intend that the pre-Closing and the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents, and the prior physical exchange of certificates and certain other documents and instruments to be held in escrow by outside counsel to the recipient Party pending authorization by the delivering Party (or their outside counsel) of their release at the Closing.
          Section 2.4 Deliveries by Seller Relating to the Transaction. At the Closing, Seller shall deliver to Purchaser or a Purchaser Designee:
          (a) the Unit Transfer Agreement, duly executed by Seller;
          (b) the Bond Assignment Agreement, duly executed by Seller;
          (c) the certificates to be delivered pursuant to Section 9.2(a) and Section 9.2(b) (Additional Conditions to Obligations of Purchaser to Effect the Closing);

          (d) to the extent requested by Purchaser, duly signed resignations or other evidence of removal of all directors of the Company;
          (e) the Seller Transition Services Agreement, duly executed by Seller; and
          (f) reasonable and customary estoppel certificates for each of the Leased Properties and such other documents and instruments as may be necessary or reasonably required from Seller and the Company to consummate the Transaction upon the terms and conditions set forth in this Agreement, in each case in form and substance reasonably satisfactory to the Parties (it being understood and agreed that, except as provided in this Agreement and the Seller Transition Services Agreement, such documents and instruments shall not provide for any indemnity or recourse against Seller or any of its Affiliates).
          Section 2.5 Deliveries by Purchaser Relating to the Transaction. At the Closing, Purchaser shall deliver to Seller:
          (a) the Closing Date Purchase Price to Seller by wire transfer of immediately available funds;
          (b) the certificates to be delivered pursuant to Section 9.3(a) and Section 9.3(b) (Additional Conditions to Obligations of Seller to Effect the Closing);
          (c) the Seller Transition Services Agreement, duly executed by Purchaser or Purchaser Designee;
          (d) the Bond Assignment Agreement, duly executed by Purchaser or Purchaser Designee;
          (e) the Unit Transfer Agreement, duly executed by Purchaser; and
          (f) such other documents and instruments as may be necessary or reasonably required from Purchaser or any of its Affiliates to consummate the Transaction upon the terms and conditions set forth in this Agreement, in each case in form and substance reasonably satisfactory to the Parties (it being understood and agreed that, except as provided in this Agreement and the Seller Transition Services Agreement, such documents and instruments shall not provide for any indemnity or recourse against Purchaser or any of its Affiliates).
          Section 2.6 Purchase Price Adjustment.
          (a) Not more than five (5) Business Days, but in no event less than three (3) Business Days, before the Closing Date, Seller shall deliver to Purchaser:
     (i) an estimated unaudited balance sheet of the Company as of the Measurement Time (the “Estimated Adjusted Closing Balance Sheet”);
     (ii) a statement (the “Estimated Adjustment Statement” and, together with the Estimated Adjusted Closing Balance Sheet, the “Estimated Financial Statements”) setting forth Seller’s good faith estimate of:
     (A) the Adjusted Net Working Capital (such estimated amount, the “Estimated Adjusted Net Working Capital”); and

     (B) the Seller Outstanding Checks (such estimated amount, the “Estimated Seller Outstanding Checks”).
in each case as of the Measurement Time, with such amounts being derived from the Estimated Adjusted Closing Balance Sheet, accompanied by a statement showing in reasonable detail how such good faith estimate was determined. The Estimated Adjustment Statement shall be prepared in accordance with Seller Accounting Principles and, with respect to the Adjusted Net Working Capital, the Adjusted Net Working Capital Example. If there is an inconsistency between Seller Accounting Principles and the definitions of Adjusted Aggregate Net Indebtedness, Adjusted Net Working Capital, Seller Outstanding Checks, and Adjustment Liabilities the terms set forth in such definitions shall control. If there is an inconsistency between Seller Accounting Principles and the Adjusted Net Working Capital Example, the Adjusted Net Working Capital Example shall control. Contemporaneously with the delivery of the Estimated Adjustment Statement, Seller shall also deliver to Purchaser copies of supporting calculations that Seller used in preparing the Estimated Adjustment Statement.
          (b) The Base Purchase Price shall be subject to adjustment, without duplication, on the Closing Date as follows:
     (i) If the Estimated Adjusted Net Working Capital is less than the Target Adjusted Net Working Capital, the Base Purchase Price shall be decreased by an amount equal to the amount by which the Target Adjusted Net Working Capital exceeds the Estimated Adjusted Net Working Capital. If the Estimated Adjusted Net Working Capital is greater than the Target Adjusted Net Working Capital, the Base Purchase Price shall be increased by an amount equal to the amount by which the Estimated Adjusted Net Working Capital exceeds the Target Adjusted Net Working Capital.
     (ii) The Base Purchase Price shall be increased by the Estimated Seller Outstanding Checks.
          (c) Within ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller:
     (i) an unaudited balance sheet of the Company as of Measurement Time (the “Closing Balance Sheet”); and
     (ii) a statement (the “Closing Adjustment Statement” and, together with the Closing Balance Sheet, the “Closing Date Financial Statements”) setting forth:
               (A) the Adjusted Aggregate Net Indebtedness;
               (B) the Adjusted Net Working Capital;
               (C) the Seller Outstanding Checks; and
               (D) the Adjustment Liabilities;
in each case as of the Measurement Time, with such amounts being derived from the Closing Balance Sheet and accompanied by a statement showing in reasonable detail how such amount was determined. The Closing Date Financial Statements shall be prepared in accordance with Seller Accounting Principles and, with respect to the Adjusted Net Working Capital, the Adjusted Net Working Capital Example. If there is an inconsistency between Seller Accounting Principles and the definitions of Adjusted Aggregate

Net Indebtedness, Adjusted Net Working Capital, Seller Outstanding Checks, and Adjustment Liabilities the terms set forth in such definitions shall control. If there is an inconsistency between Seller Accounting Principles and the Adjusted Net Working Capital Example, the Adjusted Net Working Capital Example shall control. Contemporaneously with the delivery of the Closing Date Financial Statements, Purchaser shall also deliver to Seller (subject to the confidentiality obligations of Section 7.9 (Confidentiality)) copies of the supporting calculations that Purchaser used in preparing the Closing Date Financial Statements.
          (d) In the event that Seller either (i) has no objections to the Closing Date Financial Statements as prepared by Purchaser and does not deliver a Dispute Notice to Purchaser prior to the expiration of the Objection Deadline, or (ii) Seller otherwise fails to deliver a Dispute Notice to Purchaser prior to the expiration of the Objection Deadline then, upon expiration of the Objection Deadline, the Closing Date Financial Statements prepared by Purchaser, including the Adjusted Aggregate Net Indebtedness, the Adjusted Net Working Capital, Seller Outstanding Checks and the Adjustment Liabilities (all such items, the “Closing Adjustment Items”) set forth therein, shall be deemed to be and shall become final, binding and conclusive on all of the Parties. In the event that Seller disputes the amount of any of the Closing Adjustment Items as set forth in the Closing Date Financial Statements, Seller shall, on or prior to the date that is thirty (30) days following the date on which Purchaser delivers the Closing Date Financial Statements to Seller (the “Objection Deadline”), prepare and deliver to Purchaser a written notice of dispute (the “Dispute Notice”), which Dispute Notice shall (i) identify with reasonable specificity, and provide a reasonably detailed explanation of, the basis upon which Seller has delivered such Dispute Notice, including the applicable provisions of this Agreement on which the dispute set forth in such Dispute Notice is based, and (ii) set forth the amount of each of the Closing Adjustment Items that Seller believes existed as of the Measurement Time, together with supporting documents and information that Seller has utilized in connection with making such determinations and calculations.
          (e) In the event Seller timely delivers a Dispute Notice to Purchaser in accordance with the terms hereof, Purchaser and Seller shall in good faith attempt to reconcile their differences and specify any resolution in writing. Any definitive written resolution by Purchaser and Seller as to any such disputes shall be final, binding and conclusive on all of the Parties. If Purchaser and Seller are unable to resolve any such dispute within thirty (30) days after Purchaser’s receipt of the Dispute Notice from Seller, either Purchaser or Seller may submit the items remaining in dispute for resolution to Ernst & Young Global Limited or another independent accounting firm mutually acceptable to Purchaser and Seller (the “Independent Accounting Firm”). Upon the selection of the Independent Accounting Firm, and in any event within fifteen (15) Business Days following such selection, Purchaser and Seller shall submit to such Independent Accounting Firm (and the other Party) documentary materials and analyses that Purchaser or Seller, as the case may be, believes support its respective position relating to the disputed matters set forth in the Dispute Notice, but excluding any work papers of independent certified public accountants. The Independent Accounting Firm shall, within forty-five (45) calendar days after receipt of all such submissions by Purchaser and Seller, make a determination in accordance with the standards provided herein and deliver to Purchaser and Seller a written report (the “Final Report”) containing such Independent Accounting Firm’s determination of the disputed matters that were so submitted to it (and only such matters). In resolving any matter specified in a Dispute Notice, the Independent Accounting Firm shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The determinations of the Independent Accounting Firm that are contained in the Final Report shall be final, binding and conclusive on all of the Parties. The fees and disbursements of the Independent Accounting Firm shall be paid by Seller in the same proportion that the aggregate amount of the remaining disputed items so submitted to the Independent Accounting Firm that are unsuccessfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted, and the balance shall be paid by Purchaser.
          (f) No later than five (5) Business Days following the Determination Date, Seller or Purchaser (or Purchaser Designee, who shall be caused by Purchaser to make the relevant payment), as the case may be, shall make the following payments, after netting, without duplication, against each other all payments required to be made by Seller and/or Purchaser (or Purchaser Designee), as the case may be, pursuant to clauses (i) through (vi) immediately below, with all such payments being made to the applicable Person(s) via wire transfer of immediately available funds to the account or accounts designated in writing by the Person(s) entitled to receive such payment:
     (i) if the Final Adjusted Aggregate Net Indebtedness is a positive number (i.e., the aggregate amount of Indebtedness of the Company as of the Measurement Time is greater than the sum of all Outstanding Deposits, cash, cash equivalents and other short term securities of the Company as of the Measurement Time), Seller shall pay to Purchaser an amount equal to the absolute value of the Final Adjusted Aggregate Net Indebtedness;
     (ii) if the Final Adjusted Aggregate Net Indebtedness is a negative number (i.e, the aggregate amount of Indebtedness of the Company as of the Measurement Time is less than the sum of all Outstanding Deposits, cash, cash equivalents and other short term securities of the Company as of the Measurement Time), Purchaser shall pay to Seller an amount equal to the absolute value of the Final Adjusted Aggregate Net Indebtedness;
     (iii) if the Estimated Adjusted Net Working Capital is less than the Final Adjusted Net Working Capital, Purchaser shall pay to Seller an amount equal to the amount by which the Final Adjusted Net Working Capital exceeds the Estimated Adjusted Net Working Capital;
     (iv) if the Estimated Adjusted Net Working Capital is greater than the Final Adjusted Net Working Capital, Seller shall pay to Purchaser an amount equal to the amount by which the Estimated Adjusted Net Working Capital exceeds the Final Adjusted Net Working Capital;
     (v) if the Estimated Seller Outstanding Checks is less than the Final Seller Outstanding Checks, Purchaser shall pay to Seller an amount equal to the amount by which the Final Seller Outstanding Checks exceeds the Estimated Seller Outstanding Checks;
     (vi) if the Estimated Seller Outstanding Checks is greater than the Final Seller Outstanding Checks, Seller shall pay to Purchaser an amount equal to the amount by which the Estimated Seller Outstanding Checks exceeds the Final Seller Outstanding Checks.
     (vii) if the Final Adjustment Liabilities are less than U.S.$3,350,000, Purchaser shall pay to Seller an amount equal to the amount by which the Final Adjustment Liabilities are less than U.S.$3,350,000.
     (viii) if the Final Adjustment Liabilities are greater than U.S.$3,350,000, Seller shall pay to Purchaser an amount equal to the amount by which the Final Adjustment Liabilities exceed $ U.S.$3,350,000.
          (g) Any amount payable pursuant to Section 2.6(f) shall bear simple interest at the Applicable Rate determined as of the Closing Date, to accrue daily on the basis of a 365-day year, calculated for the actual number of days elapsed from (and including) the Closing Date through (but excluding) the date of payment. Such interest payment shall be payable together with the amount payable pursuant to Section 2.6(f).
ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO ORGANIZATION,
AUTHORIZATION, EXECUTION AND CONSENTS
          Seller represents and warrants to Purchaser as to itself and the Company, as applicable, as of the date hereof (except as to any representations and warranties that specifically relate to an earlier date, and then as of such earlier date) that:
          Section 3.1 Organization. Each of Seller and the Company: (a) is a corporation or other legal entity duly organized or incorporated, as applicable, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of organization or incorporation, as applicable; (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company or Seller. Seller has heretofore made available to Purchaser true and complete copies of the certificate of formation and limited liability company agreement or similar organizational documents of the Company as in effect as of the date hereof.
          Section 3.2 Authorization. Seller has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is contemplated to be a party and to consummate the Closing. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of the Closing have been duly authorized by the board of directors of Seller (or similar governing body), and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is contemplated to be a party or the consummation by Seller of the Closing.
          Section 3.3 Execution; Validity of Agreement. This Agreement has been, and upon execution by Seller of each of the Ancillary Agreements to which it is contemplated to be a party, each such Ancillary Agreement will be, duly executed and delivered by Seller. This Agreement constitutes, and each of the Ancillary Agreements to which Seller is a party, upon execution, will constitute (assuming such agreements are enforceable against the other parties thereto) the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a Proceeding in equity or at Law).
           Section 3.4 Consents and Approvals; No Violations. Except for filings required to be made under the HSR Act and as set forth on Schedule 3.4, none of the execution, delivery or performance of this Agreement or the Ancillary Agreements by Seller or the consummation by Seller of the Closing will: (a) conflict with or result in any breach of any provision of the certificate of incorporation, certificate of formation, by-laws or limited liability company agreement or similar organizational documents of Seller or the Company; (b) require any Required Governmental Authorization; (c) result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract to which Seller or the Company is a party or by which either of them or any of their respective properties or assets may be bound; or (d) violate any Law applicable to Seller or the Company or any of their respective properties or assets, excluding from the foregoing clause (c) (but only with respect to Contracts that are not Material Contracts) and clause (d), such violations, breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or Seller. None of the execution, delivery or performance of this Agreement or the Ancillary Agreements by Seller or consummation by Seller of the Closing will result in the creation of any Encumbrance (other than Encumbrances created by Purchaser or its Affiliates) upon any of the properties or assets of the Company other than pursuant to this Agreement and the Ancillary Agreements.
          Section 3.5 Litigation. Neither Seller nor any of its Affiliates (i) is subject to any outstanding injunctions, judgments, orders or decrees or (ii) is a party or, to the Knowledge of Seller, threatened to be made a party, to any Proceedings, which, in the case of clauses (i) and (ii), are related to this Agreement, the Ancillary Agreements or the Transaction or would, individually or in the aggregate, either (x) have a Material Adverse Effect with respect to Seller or (y) impede or delay in any material respect the consummation of the Closing, in each case other than any action, judgment, ruling, order, decree, Proceeding or injunction of any Governmental Entity or brought by any Person or Governmental Entity in respect of or under the HSR Act or any other antitrust or similar competition Law and that relates to this Agreement or any of the transactions contemplated hereby.
          Section 3.6 Brokers or Finders. Neither Seller nor any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the Transaction, except Goldman, Sachs & Co., whose fees and expenses will be paid by Seller in accordance with Seller’s agreement with such firm.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
AS TO THE COMPANY AND THE BUSINESS
          Seller represents and warrants to Purchaser as to the Company or the Business, as applicable, as of the date hereof (except as to any representations and warranties that specifically relate to an earlier date, and then as of such earlier date) that:
          Section 4.1 Ownership and Possession of Securities. Seller is the record and beneficial owner of the Securities, free and clear of any Encumbrances (other than state and federal securities Law restrictions, Encumbrances created by Purchaser or its Affiliates and Encumbrances created pursuant to this Agreement and the Ancillary Agreements). Seller has the requisite corporate power and authority to sell, assign, transfer, convey and deliver the Securities to Purchaser. Upon delivery to Purchaser of the Unit Transfer Agreement at the Closing against Purchaser’s delivery of the Closing Date Purchase Price, and upon registration of the Securities in the name of Purchaser in the limited liability company membership interests records of the Company, Purchaser will acquire good and valid title to the Securities, free and clear of any Encumbrances (other than state and federal securities Law restrictions and Encumbrances created by Purchaser or its Affiliates).
          Section 4.2 Capitalization. The issued and outstanding equity interests of the Company consists exclusively of the Securities. All the Securities are duly authorized and have been validly issued, fully paid and non-assessable. None of the Securities has been issued in violation of, or is subject to, any preemptive or subscription rights, and all of the Securities have been offered, issued, sold and delivered in compliance with all applicable federal and state securities Laws. There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind to which Seller or the Company is a party or by which either of them is bound obligating either of them (a) to issue, deliver or sell, or refrain from issuing, delivering or selling, any securities of the Company, or to grant, extend or enter into any such option, right or agreement, (b) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any securities of the Company, or to grant, extend or enter into any such option, right or agreement or (c) to vote, or to refrain from voting, any securities of the Company. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which, in the capacities as such holders, have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company’s member on any matter.
          Section 4.3 Subsidiaries. The Company does not have any Subsidiaries. The Company does not own any capital stock or other ownership interests, or have (or will have) any obligations to acquire any capital stock or other ownership interest, in any corporation, partnership, joint venture or other entity.
          Section 4.4 Financial Statements.
          (a) Seller has delivered to Purchaser on the date hereof a complete and accurate copy of the unaudited balance sheet of the Company as of July 2, 2011 (the “Company Balance Sheet”) and the unaudited statement of income of the Company for the year ended July 2, 2011 (together with the Company Balance Sheet, the “Company Financial Statements”). Except as otherwise described in the notes to the Company Financial Statements, the Company Financial Statements (A) have been derived from the books and records of Seller and its Affiliates, (B) except as noted in Schedule 4.4(a), have been prepared in accordance with Seller Accounting Principles, which are in accordance with GAAP in all material respects, and (C) in all material respects fairly present the financial position of the Company as of such date and the results of operations of the Company for the year then ended in accordance with Seller Accounting Principles, except as noted in Schedule 4.4(a).
          (b) Since October 1, 2010, none of the directors, officers or independent auditors of the Company has received any material complaint, allegation, assertion or claim, whether written or oral, regarding any significant deficiency in the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of the Company, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.
          (c) Except as set forth on Schedule 4.4(c) the corporate allocations included in or reflected in the Company Financial Statements are reasonable and were determined in good faith.
          Section 4.5 Absence of Certain Changes or Events; No Undisclosed Liabilities; Financial Debt.
          (a) Except as set forth on Schedule 4.5(a) or as expressly contemplated by this Agreement, since January 1, 2011: (i) the Company has operated the Business in the ordinary course of business, except for any failures to so operate that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Business; (ii) no event, change or circumstance that would reasonably be expected to have a Material Adverse Effect with respect to the Business has occurred; and (iii) through the date hereof, neither the Company nor, solely with respect to the Business, Seller and its Affiliates, have taken action that, if taken after the date hereof, would constitute a violation of clauses (i), (ii) (but only with respect to any senior executive reporting directly to the General Manager of the Company), (iii), (iv), (v), (xvii) (but only with respect to any senior executive reporting directly to the General Manager of the Company) and (xxiii) of Section 6.1(b) (Interim Operations of the Company).

          (b) Except for (i) Liabilities included in the Company Financial Statements, (ii) Liabilities arising under any Contract to which the Company is a party or by which the Company or its assets are bound, (iii) Liabilities incurred in the ordinary course of business of the Company since the date of the Company Balance Sheet and (iv) as set forth on Schedule 4.5(b), neither Seller and its Affiliates (solely with respect to the Business) nor the Company have any Liabilities or obligations (whether absolute or accrued, contingent or otherwise, and whether due or to become due and whether the amount therefore is readily ascertainable or not) that would be required by GAAP as of the date hereof to be set forth on a balance sheet of the Business.
          (c) Schedule 4.5(c) lists the Financial Debt of the Business outstanding as of the date hereof in amounts exceeding U.S.$300,000; provided, however, that in the case Financial Debt constituting obligations in respect of any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, or other similar derivative instruments, only the aggregate open position of such Financial Debt shall be set forth in Schedule 4.5(c).
          Section 4.6 Property.
          (a) Schedule 4.6(a) sets forth a true and complete list as of the date hereof of all real property and interests in real property owned in fee by the Company (each parcel of real property required to be so listed, an “Owned Property”) and sets forth the street address, city and state for each Owned Property.
          (b) Schedule 4.6(b)(i) sets forth the street address, city and state as of the date hereof of locations that are the subject of leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy any real property (each lease required to be so listed and any extensions, renewals, amendments, modifications, supplements, guarantees or indemnities pertaining or relating thereto, a “Real Property Lease” and the properties governed by such Real Property Leases are referred to herein as “Leased Properties”). With regard to each Real Property Lease, Schedule 4.6(b)(ii) indicates whether or not the consent of the landlord or any lender to the landlord will be required to be obtained in connection with the transactions contemplated by this Agreement.
          (c) Seller has made available to Purchaser true and complete copies (except for the deficiencies set forth on Schedule 4.6(c)) of all Real Property Leases.
          (d) Except as disclosed on Schedule 4.6(d): (i) neither Seller nor the Company is in default in any material respect under any Real Property Lease and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time or both, would constitute a default by Seller or the Company thereunder; (ii) neither Seller nor the Company have received any written notice of default (or the occurrence of an event which with notice or lapse of time, or both, would constitute a default) by Seller or the Company under any Real Property Lease that has not been cured; (iii) no Real Property Lease has been terminated and neither Seller nor the Company have received any written notice indicating that any Real Property Lease will be terminated prior to the expiration of its term; and (iv) except for Permitted Encumbrances, neither Seller nor the Company have assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in such Real Property Lease, and other than the Real Property Leases, neither Seller nor the Company have entered into any material lease, sublease, license or other agreement granting to any other Person any right to use, occupancy or enjoyment of such Leased Property or any part thereof.
          (e) The Company has good and insurable fee title to the Owned Property, in each case free and clear of all Encumbrances, except Permitted Encumbrances or as disclosed on Schedule 4.6(e). None of the Owned Property is subject to any lease or other agreement or instrument granting any third party the right to occupy, or otherwise granting an interest in, any portion of such Owned Property. Except as set forth on Schedule 4.6(e), the Company has reasonably adequate rights of legal access to the Owned Property from a public street. To the Knowledge of Seller, neither the Company nor Seller has received any written notice that within the past three (3) years: (i) any buildings, structures or appurtenances situated on any of the Owned Property, or the operation or maintenance thereof, materially violate any restrictive covenant or any provision of any Law; or (ii) any Permitted Encumbrances prohibit the use of any of the Owned Property as it is currently being used by the Company. Seller and the Company have received no written notice within the past three (3) years that any improvements on any Owned Property do not conform in all respects to applicable Laws relating to zoning or that the Owned Property is not zoned for the purpose for which such property is being used in the Business, except where the failure to conform or to be so zoned has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. To the Knowledge of Seller, there is no pending or threatened condemnation, eminent domain or similar Proceeding with respect to any Owned Property.
          (f) The Company has obtained all material permits necessary for the current use and operation of each part of the Owned Property and Leased Properties.
          (g) To the Knowledge of Seller, neither Seller nor the Company has received written notice within the past three (3) years of any material liability of any kind related to any Real Property Lease with respect to which the Company terminated its leasehold or subleasehold interest.
          (h) All tangible property reflected on the Company Financial Statements or acquired by the Company after the date thereof is owned by the Company, free and clear of all Encumbrances other than Permitted Encumbrances, or is leased under a valid and subsisting lease.
          Section 4.7 Material Contracts.
          (a) Schedule 4.7(a) sets forth a true and complete list as of the date hereof of the following Contracts to which the Company is a party or by which its assets are bound (the “Material Contracts”), a true and complete copy (including any amendment, supplement or modification thereto) has heretofore been made available to Purchaser:
     (i) any vendor Contract pursuant to which the Company paid U.S.$750,000 or more in fiscal year 2011 or is required to pay U.S.$750,000 or more in fiscal year 2012;
     (ii) any customer Contract pursuant to which the Company was paid U.S.$3,500,000 or more in fiscal year 2011 or is required to be paid U.S.$3,500,000 or more in fiscal year 2012;
     (iii) any distribution Contract;
     (iv) any co-packing Contract;
     (v) any broker Contract;
     (vi) any Contract under which the Company has borrowed or loaned money, or any mortgage, note, bond, indenture or other similar instrument evidencing long-term Indebtedness or any guarantee of long-term Indebtedness to non-affiliated third parties;
     (vii) any Contract for the future purchase or sale of materials, supplies, equipment or other assets (other than purchase orders for inventory in the ordinary course of business) which has an aggregate future Liability to any Person in excess of U.S.$750,000 or extends for a period of more than twelve (12) months and cannot be cancelled by the Company by notice of not more than ninety (90) days without future payment or penalty of any kind;
     (viii) any management, service, consulting, investment banking or commercial banking or other similar Contract (other than any Benefit Plan) which has an aggregate future Liability to any Person in excess of U.S.$350,000 or (other than in the case of any service Contract) extends for a period of more than twelve (12) months and cannot be cancelled by the Company by notice of not more than ninety (90) days without future payment or penalty of any kind;
     (ix) any advertising Contract or arrangement (including any media purchase commitment) that has an aggregate future Liability to any Person in excess of U.S.$350,000 or extends for a period of more than twelve (12) months and cannot be cancelled by the Company by notice of not more than ninety (90) days without future payment or penalty of any kind;
     (x) any joint venture, jointly owned partnership or other similar joint ownership Contracts;
     (xi) any member, voting or similar Contracts relating to the limited liability company membership interests (or other ownership interests) of the Company;
     (xii) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
     (xiii) any Contract for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) since January 1, 2004, pursuant to which the Company paid or was paid U.S.$1,875,000 or more;
     (xiv) any Real Property Lease; and
     (xv) any Contract (other than any Benefit Plan), the termination or nonexistence of which, would reasonably be expected to have a Material Adverse Effect with respect to the Company.
          (b) Except as set forth on Schedule 4.7(b)(i), each Material Contract is valid and binding on the Company and, to the Knowledge of Seller, on each of the counterparties thereto, and is in full force and effect. Except as set forth on Schedule 4.7(b)(ii), the Company is in compliance with all the Material Contracts in all material respects. Except as set forth on Schedule 4.7(b)(ii), there is not and, to the Knowledge of Seller, there has not been claimed or alleged by any Person, with respect to any Contract listed in Schedule 4.7(a), any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of the Company or, to the Knowledge of Seller, on the part of any other party thereto, except such defaults, events of default and other events that would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.
          Section 4.8 Affiliate Transactions.
          (a) Set forth in Schedule 4.8(a) is a list of (i) the general types of services that Seller and any of its Affiliates, directly or through third parties, has provided since July 3, 2010 through the date hereof to the Company and of the general types of services that the Company has provided to Seller and its Affiliates and (ii) the amounts paid or allocated to the Company for such services in fiscal years 2010 and 2011.

          (b) Schedule 4.8(b) includes a list of all written Contracts between Seller or any of its Affiliates on the one hand, and the Company, on the other hand, other than those that will be terminated at or prior to the Closing. A true and complete copy of each Contract listed in Schedule 4.8(b) has heretofore been made available to Purchaser.
          Section 4.9 Customers and Suppliers. As of the date hereof, except as set forth in Schedule 4.9, none of Seller or its Affiliates have received within the preceding twelve (12) months any written notice of a dispute, claim or other action or Proceeding between the Business, on the one hand, and any supplier or customer of the Business, on the other hand, other than those occurring in the ordinary course of business in amounts that are not material to the Business. None of Seller or any of its Affiliates has received within the twelve (12) months prior to the date hereof any written or, to the Knowledge of Seller, oral notice that (i) any of the twenty (20) largest customers of the Business (measured in terms of revenues during such period) or any of the twenty (20) largest suppliers of the Business (measured in terms of total spend during such period) will cease dealing with the Business or (ii) that any of such twenty (20) largest customers may otherwise reduce or become unable for any reason to maintain the volume of business transacted by such customer with the Business by more than ten percent (10%).
          Section 4.10 Sufficiency of Assets. Except as set forth on Schedule 4.10 and except for (i) assets used to provide services pursuant to the Ancillary Agreements and (ii) cash, cash equivalents and other short term securities, the Company has ownership of or rights in all of the material assets (including the books and records) to the extent reasonably necessary to conduct the Business in all material respects as currently conducted by the Company (after giving effect to the transactions contemplated by Section 6.9 (Shared Contracts)). All of the material tangible assets owned or leased by the Company (after giving effect to the transactions contemplated by Section 6.9 (Shared Contracts)) are in reasonably satisfactory operating condition for the use or uses to which they are currently being put, subject to ordinary wear and tear and continuing maintenance requirements. To the Knowledge of Seller, no material damage or destruction has occurred since January 1, 2011 with respect to any of the material tangible assets owned or leased by the Company that has not been repaired prior to the date hereof.
          Section 4.11 Insurance. Set forth in Schedule 4.11 is a list as of the date hereof of all of (i) the material insurance policies maintained by the Company and (ii) all material insurance policies maintained by Seller or its Affiliates that cover the Company (together, the “Insurance Policies”). All such insurance policies are maintained, to the Knowledge of Seller, with financially sound and reputable insurers, and represent the level of insurance with respect to the Company’s properties, assets and businesses against such casualties and contingencies as are in accordance with sound business practices for businesses engaged in similar activities and in similar geographic areas and with parent entities of similar financial position as Seller.
To the Knowledge of Seller, the Company has not received (i) any material refusal of coverage or any notice that a defense will be afforded with reservation of material rights, or (ii) any notice of cancellation or any other indication that any material insurance policy will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder in any material respect.
          Section 4.12 Litigation. Except as set forth in Schedule 4.12, (i) as of the date hereof, none of Seller or its Affiliates is a party to or, to the Knowledge of Seller, threatened to be made a party to any Proceedings with respect to the Business and (ii) as of the Closing Date, none of Seller or its Affiliates is a party to or, to the Knowledge of Seller, threatened to be made a party to any Proceedings, in each case relating to this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby. Schedule 4.12 sets forth a list as of the date hereof of all settled Proceedings with executory terms that are required to be fulfilled by the Company to any other party. As of the date hereof, neither Seller nor its Affiliates have settled any Proceedings with respect to the Business in respect of which any settlement amounts in excess of U.S.$75,000 are still owing from Seller or any of its Affiliates to any other party.
          Section 4.13 Environmental Matters. Except as set forth in Schedule 4.13:
          (a) The Business is, and for the preceding five (5) years has been in, material compliance with all applicable Environmental Laws. The Company currently has and, for the preceding five (5) years, has previously obtained all material Environmental Permits and has not received any written notices indicating that the Company does not have any Environmental Permits (except for such permits which the Company has since obtained and continues to possess), in each case, to the extent required for the operation of the Business, and is and has for the preceding five (5) years been in compliance in all material respects with all such Environmental Permits.
          (b) None of Seller or its Affiliates, with respect to the Business, is party to or, to the Knowledge of Seller, within the past three (3) years, has been threatened to be made party to, any Proceeding pursuant to any Environmental Law that would reasonably be expected to have a Material Adverse Effect with respect to the Company.
          (c) The Company has not received (i) any written notice or other written communication that remains outstanding in any material respect that Seller or any of its Affiliates, with respect to the Business, is or may be a potentially responsible party or otherwise liable in connection with any waste disposal activity or in connection with the presence, release or removal of any Hazardous Substance at any location, except for such a written notice or other written communication that would not reasonably be expected to result in the Company incurring any material Liabilities for Remedial Action under any Environmental Law or (ii) any written notice that remains outstanding in any material respect regarding any failure of the Business to comply in any material respect with any Environmental Law or with the requirements of any Environmental Permit.
          (d) Neither Seller nor any of its Affiliates, with respect to the Business, is currently engaged in any Remedial Action at any location or is committed or required to undertake any Remedial Action pursuant to any (i) Contract with any Governmental Entity or third party, or (ii) any order of any Governmental Entity, at any location, except for such Remedial Action that would not reasonably be expected to result in the Company incurring any material Liabilities under any Environmental Law and to the Knowledge of Seller, there are no Hazardous Substances present at any location, except for such Hazardous Substances that would not reasonably be expected to result in the Seller or any of its Affiliates, with respect to the Business, incurring any material Liabilities for Remedial Action under any Environmental Law.
          (e) The Company has furnished to Purchaser all environmental investigations, audits, tests, and reports, relating to any location of the Business which are in its custody or reasonable control to the extent sufficient to reasonably disclose any Known actual or potential material Liabilities of the Company under any Environmental Law.
          (f) The representations and warranties in this Section 4.13 are the exclusive representations and warranties as to environmental, health and safety matters, including Environmental Laws and Environmental Permits.
          Section 4.14 Compliance with Laws. Except as described in Schedule 4.14, each of Seller and its Affiliates, with respect to the Business, is in compliance with all Laws, except for instances of noncompliance that would not reasonably be expected to have a Material Adverse Effect with respect to the Business. The Company is in possession of all material authorizations, licenses, permits, easements, variances, consents, certificates, approvals and registrations granted by or obtained from any Governmental Entity that is necessary for it to carry on the Business as it is now being conducted and no suspension or cancellation of any of the foregoing is pending or has been threatened in writing within the past three (3) years. Nothing in this Section 4.14 is intended to address any compliance issues that are the subject of any other representation or warranty set forth herein.
          Section 4.15 Employee Benefit Plans.
          (a) Schedule 4.15(a) lists, as of the date of this Agreement, a true and complete list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means any plan, program, or agreement that is a bonus, pension, deferred compensation, incentive compensation, profit sharing, savings, stock ownership, stock purchase, stock option, phantom stock or other equity or equity-based compensation plan; vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, program, or agreement, fund or commitment, including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA; an employment, termination, severance, retention, salary continuation, consulting, “change in control,” non-competition, non-solicitation, nondisclosure of confidential information or any other restrictive covenant plan, program, or agreement that is sponsored, maintained or contributed to, or required to be contributed to, by the Company or with respect to which the Company or any ERISA Affiliate has any liability, contingent or otherwise, for the benefit of any Affected Employee or Former Affected Employee or any dependent or beneficiary of any Affected Employee or Former Affected Employee, or in connection with which the Company otherwise has or may have any Liability, other than a Multiemployer Plan or a Multiemployer Welfare Benefit Plan. Prior to the date of this Agreement, Seller has made available to Purchaser true and complete copies of each of the following, as applicable, with respect to each Benefit Plan: (i) the plan document or agreement or, with respect to any material Benefit Plan that is not in writing, a written description of the material terms thereof, including any amendments thereto; (ii) the trust agreement, insurance contract, or other documentation of any related funding arrangement; (iii) the most recent summary plan description; (iv) the two (2) most recent annual reports, actuarial reports and/or financial reports; (v) the two (2) most recent required IRS Form 5500, including all schedules thereto; (vi) any material communication to or from any Governmental Entity with respect to any Benefit Plan within the last three years prior to the date hereof; and (vii) the most recent favorable determination letter received from the IRS with respect to each Benefit Plan that is intended to be a “qualified plan” under Section 401 of the Code.
          (b) With respect to each Benefit Plan as it relates to Affected Employees or Former Affected Employee, (i) all material expenses, contributions, premiums or payments required to be made to, under or with respect to such Benefit Plan have been or will be timely made on or before the Closing Date and, to the extent required, all material amounts that have properly accrued to date as liabilities of the Company, which are not yet due have been properly recorded on the books of the Company and, to the extent required by GAAP, adequate reserves therefor are reflected on the financial statements of the Company, (ii) each such Benefit Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the IRS with respect to such qualification and, to the Knowledge of Seller, nothing has occurred since the date of such letter that has or is reasonably likely to result in disqualification of such plan, (iii) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened in writing, with respect to such Benefit Plan, any fiduciaries of any Benefit Plan with respect to their duties to such Benefit Plan, or against the assets of such Benefit Plan or any trust maintained in connection with such Benefit Plan, (iv) it has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, (v) it is neither under audit nor, to the Knowledge of Seller, the subject of an investigation by the IRS, the U.S. Department of Labor, the PBGC, the SEC or

any other Governmental Entity nor is any such audit or investigation pending or, to the Knowledge of Seller, threatened, (vi) as of the date hereof, there is not (A) any requirement for the posting of security with the PBGC with respect to a Benefit Plan or (B) the imposition of any pledge, lien, security interest or encumbrance on the assets of the Company or any of its ERISA Affiliates under ERISA or the Code; or (vii) as of the date hereof, Seller has no Knowledge of any facts that would reasonably be expected to give rise to (A) any requirement for the posting of security with the PBGC with respect to an Benefit Plan or (B) the imposition of any pledge, lien, security interest or encumbrance on the assets of the Company or any of its ERISA Affiliates under ERISA or the Code.
          (c) Except as set forth on Schedule 4.15(c), none of the Benefit Plans is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (a “Title IV Plan”), and none of the Benefit Plans is a “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code. The Company has not incurred and does not reasonably expect to incur any material liability pursuant to Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code or any other foreign Law or regulation relating to employee benefit plans, whether contingent or otherwise, including pursuant to any non-exempt “prohibited transactions” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, in any case which has not been satisfied in full, and, to the Knowledge of Seller, no event, transaction, fact or condition exists that is reasonably expected to present a material risk to the Company. As of the date hereof, no Title IV Plan has failed to meet the minimum funding standard (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. As of the date hereof, the PBGC has not instituted Proceedings to terminate any Title IV Plan and, to the Knowledge of Seller, no condition exists that would reasonably be expected to present a material risk that such proceedings will be instituted. Except as set forth on Schedule 4.15(c), as of the date hereof, no “reportable event” (as defined in Section 4043 of ERISA for which the advance notice requirements have not been waived) has occurred with respect to any Title IV Plan, nor has notice of any such event been required to be filed for any Title IV Plan, in any case within the past twelve (12) months. Except as set forth on Schedule 4.15(c), neither the Company nor any ERISA Affiliate has incurred or reasonably expects to incur any material liability with respect to a Title IV Plan or otherwise under Title IV of ERISA (other than premium payments to the PBGC).
          (d) Schedule 4.15(d) sets forth a true and complete list of each Multiemployer Plan to which the Company is required to make contributions (each a “Company Multiemployer Plan”). With respect to each Company Multiemployer Plan and any other Multiemployer Plan with respect to which the Company has any liability, no complete withdrawal from such plan has been made by the Company or an ERISA Affiliate, Seller has no Knowledge as of the date hereof of any facts that would give rise to a partial withdrawal from such plan by the Company or an ERISA Affiliate, and neither the Company nor or an ERISA Affiliate has received notice from a Multiemployer Plan that such plan is assessing a partial withdrawal liability that would, if continued, reasonably be expected to result in any material liability to the Company or an ERISA Affiliate, whether such liability is contingent or otherwise. The Company has not experienced a reduction in contribution base units in the three (3) consecutive years prior to the date hereof that would, if continued, reasonably be expected to result in a partial withdrawal assessment that could result in any material liability to the Company or an ERISA Affiliate. Schedule 4.15(d) identifies, as of the date hereof, each Company Multiemployer Plan and each other Multiemployer Plan with respect to which the Company has any liability and that has notified the Company of any failure to satisfy minimum funding standards, or of its status as a critical or endangered plan. With respect to each Company Multiemployer Plan, the Company has, prior to the date hereof, requested the most recent estimate of withdrawal liability available, and has provided Purchaser with the most recent estimate of withdrawal liability obtained by the Company from the applicable Company Multiemployer Plan. For each Company Multiemployer Plan to which both (i) the Company, and (ii) a business segment of Seller that will not be owned by the Company, contribute, Seller has made a good faith effort, by the Closing

Date, to allocate the estimated withdrawal liability to the Company based on the contribution histories that would be used by each of the Company Multiemployer Plans in calculating withdrawal liability.
          (e) Except as set forth on Schedule 4.15(e), with respect to each Benefit Plan that is a “welfare plan” (as defined in Section 3 (1) of ERISA whether or not subject to ERISA) (each, a “Welfare Plan”), the Company does not have any obligations to provide health, life insurance, or death benefits with respect to current or former employees or consultants of the Company beyond their termination of employment or service, other than as required under Section 4980B of the Code or sections 601 et. seq. of ERISA or similar provisions of applicable state Law. To the Knowledge of Seller, except with respect the obligations listed on Schedule 4.15(e), there are no promises or guarantees with respect to any Affected Employee or Former Affected Employee to provide retiree health or life insurance or other retiree death benefits on a permanent basis.
          (f) [Reserved].
          (g) Except as set forth in Schedule 4.15(g), neither the execution or delivery of this Agreement nor the consummation of the Transaction will, in accordance with the terms of Company Benefit Plans in effect as of the Closing, either alone or in conjunction with any other event (whether contingent or otherwise) (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Affected Employee, Former Affected Employee or independent contractor of the Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in any amount failing to be deductible by reason of Section 280G of the Code, or (v) result in any payment or any Liabilities (current or contingent) of the Company to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code, in each case that would become an obligation of Purchaser or the Company.
          (h) Except as set forth in Schedule 4.15(h), there are no material liabilities, whether contingent or absolute, of the Company relating to workers’ compensation benefits that are not fully insured against by a third party insurance carrier, except that the Company is self-insured up to the first U.S.$1,000,000 per incident. With respect to each Benefit Plan and with respect to each state workers’ compensation arrangement, that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under such insurance policy have been paid and all premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing Date. To the Knowledge of Seller, as of the date hereof, there are no circumstances existing that would reasonably be expected to result in material liability of the Company under any such insurance policy, fund or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent material liability.
          (i) Schedule 4.15(i) sets forth a true and complete list of each Multiemployer Welfare Benefit Plan to which the Company is required to make contributions (each a “Company Multiemployer Welfare Benefit Plan”). Except as set forth on Schedule 4.15(i), none of the Company Multiemployer Welfare Benefit Plans imposes termination or withdrawal fees or requires maintenance of benefit contributions in excess of the contribution rates set forth in the applicable Collective Bargaining Agreement. None of the Benefit Plans is a coal-industry multiemployer plan.
          (j) Except as otherwise disclosed in this Section 4.15, to the Knowledge of Seller, as of the date hereof, the Company has not made a plan or commitment to create any additional Benefit Plan or to modify or change any existing Benefit Plan other than as required under Law or an applicable Benefit Plan or an applicable Collective Bargaining Agreement. Except as otherwise disclosed on Schedule 4.15(j), to the Knowledge of Seller, as of the date hereof, the Company has not made a plan or commitment to increase or improve the compensation, benefits or terms and conditions of employment or service of any director, officer, employee or consultant other than as required under Law or an applicable Benefit Plan or an applicable Collective Bargaining Agreement. Except as otherwise disclosed in this Section 4.15(j), to the Knowledge of Seller, as of the date hereof, no statement, either written or oral, has been made by the Company to any Person with regard to any Benefit Plan that was not in accordance with the Benefit Plan and that could have an adverse economic consequence to the Company.
          (k) The Company does not currently maintain, operate or have liability with respect to and has never maintained, operated or had liability with respect to any plan, program, agreement or arrangement that is or would have been a Benefit Plan and that is or was subject to the Law of a jurisdiction other than the United States.
          Section 4.16 Tax Matters. Except as set forth on Schedule 4.16:
          (a) The Company (or Seller on its behalf) has timely filed (or there have been filed on the Company’s behalf) with appropriate taxing authorities all Tax Returns required to be filed by it on or prior to the date hereof, taking into account all applicable extensions, and such Tax Returns are true and complete in all material respects. The Company (or Seller on its behalf) has timely paid (or there have been paid on the Company’s behalf) in full all material Taxes of the Company (whether or not shown on such Tax Returns) except for Taxes that are not yet due and payable.
          (b) There are no Encumbrances for Taxes upon any property or assets of the Company, except for Encumbrances for Taxes not yet due and payable.
          (c) No federal, state, provincial, local or foreign audits, claims, suits, examinations, investigations or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as “Audits”) or court proceedings are presently pending with regard to any material Taxes or Tax Returns filed by or on behalf of the Company. Neither Seller nor the Company has received any written notice of any threatened or proposed Audits or assessments against the Company. All material deficiencies asserted or assessments made for Taxes due by the Company with respect to any completed and settled examinations or any concluded litigation have been fully paid.
          (d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company for any taxable period and no request for any such waiver or extension is currently pending.
          (e) For federal income tax purposes, the Company is treated as an entity disregarded from Seller under Treasury Regulations Section 301.7701-3.
          (f) The Company has not been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).
          (g) The Company is not a party to any tax sharing, tax indemnity or other agreement or arrangement with any Person, except agreements and arrangements entered into the ordinary course of business the primary focus of which is not Taxes.
          (h) The Company has, in accordance with all material Tax withholding provisions of applicable federal, state, provincial, local and foreign Laws (including backup withholding provisions) (i) timely, properly and accurately withheld and paid over all material Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, member or any other applicable Person or payment, and (ii) complied with all material reporting requirements (including maintenance of required records with respect thereto).
          (i) Seller is not a “foreign person” within the meaning of Sections 1445 and 7701 of the Code.
          (j) No claim has ever been made in writing by any Governmental Entity within six years preceding the date hereof in a jurisdiction where the Company or Seller do not file Tax Returns that the Company or Seller (with respect to the Company) may be subject to taxation in that jurisdiction.
          (k) There are no material Tax credits, grants or similar Tax incentives awarded on a conditional basis to the Company on or before the Closing Date under state, local or foreign Tax law that will be subject to “clawback” or recapture as a result of a failure by the Company to satisfy any requirements on which the credit, grant or similar incentive was conditioned following the Closing Date.
          Section 4.17 Intellectual Property.
          (a) Schedule 4.17(a) lists the following Owned Company Intellectual Property: (i) all registered, and applied for Trademarks; (ii) all Patents; (iii) all registered and applied for Copyrights; and (iv) all Internet domain name registrations. Schedule 4.17(a) also sets forth (i) each material license agreement granting rights in the Company Intellectual Property to a third party in effect as of the date of this Agreement, and (ii) each material third party license agreement of Intellectual Property Rights to the Company (other than licenses for commercially available software), in each case, the loss of which would result in a Material Adverse Effect; provided that the foregoing shall not be deemed to require disclosure of any agreement that is not a Material Contract and for which the license is not the primary purpose of such agreement or if such disclosure is not permitted. Except as set forth in Schedule 4.17(a), (i) the Company exclusively owns all right, title and interest in and to each item of Owned Company Intellectual Property free and clear of any Encumbrances (other than Encumbrances created by Purchaser or its Affiliates), and (ii) the Company has the right, free and clear of all Encumbrances (other than Permitted Encumbrances), to use and otherwise exploit all other Intellectual Property used or exploited by the Company in the manner currently used or exploited by the Company in the conduct of its Business.
          (b) Seller (and its Affiliates other than the Company) and the Company do not have any programs or processes pursuant to which they affirmatively share research and development for product recipes, formulae, manufacturing techniques and processes. To the Knowledge of Seller, no material Trade Secrets used or exploited by the Company in the Business are used or exploited by the Seller or any other Affiliates of Seller. Neither Seller nor any Affiliate of Seller other than the Company owns any interest in any Trade Secrets exclusively used in the Business and, upon Closing, neither Seller nor any of its Affiliates will have any right to use or exploit any such Trade Secrets or to authorize a third party to use or exploit any such Trade Secrets.
          (c) The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all material product formulae and of all other material Trade Secrets that comprise any part of the Owned Company Intellectual Property. The Company has a policy of requiring each of their employees, contractors and consultants and any other Person with access to such formulae or Trade Secrets to adhere to confidentiality obligations. To the Knowledge of Seller, there has not been any material breach of any such confidentiality obligations by any party thereto and there has not been any unauthorized use, exploitation or disclosure of any material Trade Secrets included within the Company Intellectual Property.

          (d) Except as set forth in Schedule 4.17(d), no claims are pending in writing or, to the Knowledge of Seller, threatened in writing against the Company as of the date of this Agreement with respect to the ownership, use or validity of any Company Intellectual Property. Except as set forth on Schedule 4.17(d), there are no pending written claims, demands or assertions, proceedings or actions alleging such infringement, misappropriation or dilution, including by way of example and not limitation cease and desist letters or offers of license and neither the Company nor Seller has received any such written claims, demands, or assertions within the past five (5) years.
          (e) The conduct of the Business of the Company does not infringe, misappropriate or dilute the Intellectual Property rights of any third Person. The Company’s conduct of the Business as currently conducted would not infringe any claim of any of the patents listed on Schedule 4.17(e) absent a license in and to such patents and, immediately upon Closing and consummation of the transactions contemplated by this Agreement, the Company’s continued conduct of the Business as currently conducted will not infringe any claim of any of the patents listed on Schedule 4.17(e).
          (f) The representations and warranties in this Section 4.17, are the exclusive representations and warranties as to matters involving the use, ownership, validity and noninfringement of Intellectual Property by the Company.
          Section 4.18 Labor Matters.
          (a) Schedule 4.18(a) provides a true and complete list as of the date hereof of all (i) the Collective Bargaining Agreements that apply to any employees of the Business, and (ii) Contracts to which the Company is a party or is bound that require the Company to use only third party transport providers that recognize a specified labor union. Except as set forth on Schedule 4.18(a), as of the date of this Agreement, no Collective Bargaining Agreement has expired without being either (x) renewed or (y) extended pending negotiations. Except as set forth on Schedule 4.18(a), the Company is not a party to or bound by any Collective Bargaining Agreement or any labor union contract. To the Knowledge of Seller, there are no activities or proceedings of any labor union to organize any employees of the Business or compel the Business to bargain with any labor union or labor organization. There is no pending or to the Knowledge of Seller, threatened, labor strike, corporate campaign, walkout, work stoppage, slowdown, demonstration, leafleting, picketing, boycott, work-to-rule campaign, sit-in, sick-out, union election, governmental investigation or lockout with respect to employees of the Business, and no such strike, corporate campaign, walkout, slowdown, demonstration, leafleting, picketing, boycott, work-to-rule campaign, sit-in, sick-out, union election, governmental investigation, or lockout has occurred since June 27, 2009. No material grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a Collective Bargaining Agreement, has been filed, is pending or to the Knowledge of Seller, threatened, against the Business.
          (b) The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity that is material to the Company relating to their current or former employees, officers or directors or employment practices.
          (c) Except as set forth on Schedule 4.18(c), Seller and its Affiliates, with respect to the Business, are in compliance in all material respects with all applicable local, state, provincial and federal Laws relating to labor and employment, including Laws relating to discrimination, disability, retaliation, whistleblower claims, human rights, labor relations, hours of work, payment of wages and minimum and overtime wages, meal and rest periods, timing of wage payment, wage statements, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. Except as set forth on Schedule 4.18(c), there are no material unfair labor practice charges or unfair labor complaints pending, or to the

Knowledge of Seller, threatened against Seller or any of its Affiliates, with respect to the Business. Except as set forth on Schedule 4.18(c), there are no material complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates, with respect to the Business brought by or on behalf of any union, applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
          (d) All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Benefit Plans have either been paid or are accurately reflected in the books and records of the Business.
          (e) During the twelve (12) months preceding the date of this Agreement, none of Seller or any of its Affiliates with respect to the Business have incurred any liability or obligation which remains unsatisfied under the WARN Act or any other similar legislation in any jurisdiction any of Seller or any of its Affiliates with respect to the Business carries on business.
          (f) As of the Closing Date, the Business has fulfilled all consultation and notification requirements to any union or other similar labor organization as are expressly required in connection with the negotiation and consummation of the Transaction and has obtained all approvals from such unions or other labor organizations as are expressly required for the consummation of the Transaction.
          Section 4.19 Absence of Unlawful Payments. To the Knowledge of Seller, none of the officers, directors or employees of the Company (or Seller or any of its Affiliates with respect to the Business) have (i) used any corporate funds for any contributions, payments, gifts or entertainment, (ii) made any expenditures of corporate funds relating to political activity to government officials or others or (iii) established or maintained any unrecorded corporate funds, in each case in material violation of applicable Law. To the Knowledge of Seller, none of the officers, directors or employees of the Company (or Seller or any of its Affiliates with respect to the Business) acting in such capacities has accepted or received any contributions, payments, gifts or expenditures in material violation of applicable Law.
          Section 4.20 Books and Records. The books and records of the Business have been kept in accordance with reasonable business practice and applicable Law in all material respects.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND RALCORP
          Purchaser and Ralcorp jointly and severally represent and warrant to Seller as of the date hereof (except as to any representations and warranties that specifically relate to an earlier date, and then as of such earlier date) that:
          Section 5.1 Organization. Purchaser (a) is a corporation duly organized and validly existing under the Laws of the State of Delaware and (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns. Ralcorp (a) is a corporation duly organized and validly existing under the Laws of the State of Missouri, and (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

          Section 5.2 Authorization.
          (a) Purchaser, Ralcorp and their Affiliates that are contemplated to be parties to any Ancillary Agreement have the requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements, as applicable. The execution, delivery and performance by Purchaser, Ralcorp and their Affiliates that are contemplated to be parties to any Ancillary Agreement of this Agreement and the Ancillary Agreements have been duly authorized by the board of directors of Purchaser, Ralcorp or their Affiliates, as applicable, and no other corporate action on the part of Purchaser, Ralcorp or their Affiliates that are contemplated to be parties to any Ancillary Agreement is necessary to authorize the execution, delivery and performance by Purchaser or Ralcorp of this Agreement and the Ancillary Agreements or the consummation by Purchaser, Ralcorp and their Affiliates that are contemplated to be parties to any Ancillary Agreement of the Closing and the transactions contemplated thereby.
          (b) No vote of the shareholders of Ralcorp is required, including under Missouri Law or Ralcorp’s articles of incorporation or by-laws, for Ralcorp or Purchaser to execute, deliver and perform this Agreement and the Ancillary Agreements.
          Section 5.3 Execution; Validity of Agreement. This Agreement and the Ancillary Agreements have been duly executed and delivered by Purchaser and Ralcorp. This Agreement and the Ancillary Agreements constitute a legal, valid and binding obligation of Purchaser and Ralcorp, enforceable against each of them in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a Proceeding in equity or at Law).
          Section 5.4 Consents and Approvals; No Violations. Except for filings required to be made under the HSR Act, none of the execution, delivery or performance of this Agreement and the Ancillary Agreements by Purchaser or Ralcorp or the consummation by Purchaser or Ralcorp of the Transaction will: (a) conflict with or result in any breach of any provision of the organizational documents of Purchaser or Ralcorp; (b) require any Required Governmental Authorization; (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or Ralcorp is a party or by which Purchaser or Ralcorp or any of their respective properties or assets may be bound; or (d) violate any Law applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets, excluding from the foregoing clauses (c) and (d) such violations, breaches and defaults that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Purchaser.
          Section 5.5 Financing. Purchaser has, or will have prior to the Closing, cash available to enable it to consummate on a timely basis the transactions contemplated by this Agreement, including payment of (i) the Closing Date Purchase Price, (ii) any and all fees and expenses required to be paid by Purchaser or Ralcorp in connection with the transactions contemplated by this Agreement, and (iii) all of its other obligations contemplated hereunder.
          Section 5.6 Litigation. None of Purchaser, Ralcorp or any of their Affiliates (i) is subject to any outstanding injunctions, judgments, orders or decrees or (ii) is a party or, to the knowledge of Purchaser, threatened to be made a party, to any Proceedings (other than any action, judgment, ruling, order, decree, Proceeding or injunction of any Governmental Entity or brought by any Person or Governmental Entity in respect of or under the HSR Act or any other antitrust or similar competition Law and that relates to this Agreement or any transaction contemplated hereby), in each case relating to this

Agreement, the Ancillary Agreements or the Transaction or that would, individually or in the aggregate, either (x) have a Material Adverse Effect with respect to Purchaser or (y) impede or delay in any material respect the consummation of the Closing.
          Section 5.7 Brokers or Finders. None of Purchaser, Ralcorp or any of their Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the Transaction, except Barclays Capital Inc., whose fees and expenses will be paid by Purchaser in accordance with Purchaser’s agreement with such firm.
          Seller acknowledges that, except for the representations and warranties contained in this Article V, neither Purchaser nor any other Person acting on behalf of Purchaser, makes any representation or warranty, express or implied.
ARTICLE VI
PRE-CLOSING COVENANTS
          Section 6.1 Interim Operations of the Company.
          (a) Except as set forth on Schedule 6.1(a) or as expressly contemplated by this Agreement or as required by Law, Seller covenants and agrees that, between the date of this Agreement and the Closing Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the Business of the Company shall be conducted only in the ordinary course of business in all material respects and (ii) the Company shall use its commercially reasonable efforts to preserve intact its business organization and maintain in all material respects its existing relationships and goodwill with customers, distributors, suppliers, labor unions and employees.
          (b) Without limiting the generality of Section 6.1(a) and in furtherance thereof, except as set forth on Schedule 6.1(b) or as expressly contemplated by this Agreement or as required by Law, Seller covenants and agrees that between the date of this Agreement and the Closing Date, without the prior consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):
     (i) the Company shall not amend its certificate of formation or limited liability company agreement or similar organizational documents and the Company shall not (A) issue, sell, transfer, pledge, dispose of or encumber any membership interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any membership interests, (B) split, combine or reclassify any membership interests, or (C) redeem, purchase or otherwise acquire directly or indirectly any membership interests, or any instrument or security which consists of or includes a right to acquire such membership interests;
     (ii) neither Seller nor the Company shall make any material increase in the compensation payable or to become payable to any employees of the Company or any employee that is reasonably likely to become an Affected Employee prior to the Closing Date other than (A) increases in the ordinary course of business consistent with past practice for employees other than senior executives reporting directly to the General Manager of the Company, (B) pursuant to the terms of the Affected Benefit Plans existing on the date hereof or as required by or advisable to comply with Law or the terms of any Collective Bargaining Agreement; provided, however, that Seller may make changes to Benefit Plans, so long as such changes are not specifically directed at Affected Employees;

     (iii) the Company shall not acquire any corporation, partnership, limited liability company, other business organization or division thereof by merger or consolidation or any purchase of substantially all of its capital stock or substantially all of its assets (other than inventory) or any real property involving the payment of consideration by the Company in such acquisition of U.S.$1,875,000 or more;
     (iv) the Company shall not adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;
     (v) the Company shall not change in any material respect any of the accounting methods used by it except as required by applicable GAAP or by applicable Law;
     (vi) except as set forth in Schedule 6.1(b)(vi), the Company shall not become legally committed to any new capital expenditure requiring expenditures after the Closing in excess of (A) U.S.$750,000, individually or (B) aggregate capital expenditures that are in excess of U.S.$3,750,000 per month;
     (vii) the Company shall not knowingly subject any of its material properties, assets, rights, claims, Contracts and liabilities related to any Encumbrance that would have been required to be set forth in Schedule 4.6(e) if existing on the date of this Agreement;
     (viii) neither Seller nor the Company shall sell, lease, license or otherwise dispose of any asset that is material to the Business, taken as a whole, except (A) inventory held for sale and all raw materials, packaging and supply materials, finished goods and products and works in process and obsolete or excess equipment sold or disposed of in the ordinary course of business consistent with past practice, (B) leases entered into in the ordinary course of business consistent with past practice with aggregate annual lease payments not in excess of U.S.$187,500 and (C) sales of distribution rights and related assets by Seller or the Company in the ordinary course of business consistent with past practice;
     (ix) neither Seller nor the Company shall enter into any lease of real property to be included in the properties, assets, rights, claims, Contracts and liabilities of the Company as of the Closing Date or any renewals of existing Real Property Leases or modify or terminate any Real Property Lease;
     (x) the Company shall not make any loans or advances to any Person other than employee travel advances and other loans or advances made in the ordinary course of business consistent with past practice;
     (xi) the Company shall not (A) incur or assume any Financial Debt, other than loans made to the Company in the ordinary course of business consistent with past practice, or (B) make any material advances or capital contributions to, or investments in, any other Person;
     (xii) the Company shall not forgive any loans to employees, officers or directors of the Company or any of its Affiliates;
     (xiii) the Company shall not (A) enter into any new, or amend, terminate or renew any existing, employment, severance, change in control, consulting or salary continuation agreements or arrangements with or for the benefit of any of its employees, or grant any new awards to or material increases in the compensation, perquisites or benefits to employees and consultants or (B) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former employees, consultants or service providers, or otherwise pay any amounts not due such individual, including with respect to severance, other than (w) increases in the ordinary course of business consistent with past practice,, (x) pursuant to the terms of the Benefit Plans existing on the date hereof or as required by or advisable to comply with Law or the terms of any Collective Bargaining Agreement existing on the date hereof and neither Seller nor the Company shall take any of the foregoing actions with regard to any employee who is reasonably likely to become an Affected Employee prior to the Closing Date, (y) changes in connection with 2012 annual enrollment; or (z) modifications set forth in Schedule 4.15(j);
     (xiv) the Company shall not (A) terminate, other than for cause (as reasonably determined by the Company), the employment or service of any senior executive reporting directly to the General Manager of the Company or (B) hire any employee at the level of director or above, other than for the purpose of filling existing vacant positions, provided that Seller consults with Purchaser prior to filling any such vacant position;
     (xv) the Company shall not make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Affected Benefit Plans or agreements subject to the Affected Benefit Plans or any other plan, agreement, contract or arrangement of the Company except as otherwise required by the terms of the Affected Benefit Plans, the terms of any applicable Collective Bargaining Agreement or applicable Law;
     (xvi) neither Seller nor the Company shall, except as required by Law, (A) enter into negotiations to amend or extend any Collective Bargaining Agreement, any agreement that would, if entered into, be a Collective Bargaining Agreement or any other labor agreement or (B) adopt, amend, increase the benefits under or terminate any Affected Benefit Plan or adopt or enter into any other employee benefit plan or arrangement that would be considered an Affected Benefit Plan if it were in existence on the date of this Agreement, in either case, without prior consultation with Purchaser, except as required by the terms of any Collective Bargaining Agreement;
     (xvii) neither Seller, with respect to the Business, nor the Company shall amend any Material Contract in any respect that would adversely affect the use and enjoyment thereof by Purchaser in any material respect, terminate any of the Material Contracts (except with respect to purchase orders in the ordinary course of business consistent with past practice) or materially and intentionally default in the performance of any covenant or obligation thereunder or (except for Material Contracts entered into by Seller or its Affiliates that do not relate solely to the Business) enter into any Contract which, if entered into prior to the date hereof, would have been a Material Contract required to be disclosed pursuant to Section 4.7(a) (Material Contracts), other than in the ordinary course of business consistent with past practice;
     (xviii) neither Seller, with respect to the Business, nor the Company shall amend existing pricing, purchasing, sales, leasing, marketing and promotional practices and operations with respect to products sold in connection with the Business other than in the ordinary course of business consistent with past practice;
     (xix) the Company shall not enter into any material line of business or offer any services other than those in which the Company is engaged or provides as of the date of execution of this Agreement;

     (xx) neither Seller, with respect to the Business, nor the Company shall settle or compromise any pending or threatened Proceeding (A) with executory terms that would be required to be fulfilled after the Closing by the Company to another party, or (B) for consideration payable by or to the Company either (x) in excess of U.S.$75,000 (exclusive of any amounts, if any, actually received and/or reasonably likely to be received from insurance carriers) or (y) less than U.S.$75,000 if the non-monetary aspects of such settlement or compromise could reasonably be likely to have any adverse impact on the operations of the Company;
     (xxi) none of Seller or the Company or their respective Affiliates shall license, grant any rights to or transfer any of the Company Intellectual Property, other than grants of non-exclusive licenses in the ordinary course of business consistent with past practice;
     (xxii) none of Seller or the Company or their respective Affiliates shall abandon, cancel, let lapse, fail to renew, fail to continue to prosecute, protect, or defend, or otherwise dispose of any Company Intellectual Property;
     (xxiii) the Company shall not (A) make, change, or rescind a material express or deemed election relating to Taxes, (B) settle or compromise any material claim, action, suit, litigation, audit, or controversy relating to Taxes, (C) surrender any right or claim to a refund of material Taxes, (D) amend any material Tax Return, or (E) enter into any closing agreements with respect to a material amount of Taxes; provided that, (I) the restrictions described in (A) through (E) shall not apply with respect to U.S. federal income taxes and income taxes imposed by state and local jurisdictions which recognize the purchase of the Securities as an asset purchase for income tax purposes and (II), to the extent such Tax elections, claims, Tax Returns, closing agreements, and transactions described in (A) through (E) relate to a business that is not the Business, Seller may take any such actions to the extent that such actions could not reasonably be expected to adversely affect the Company following the Closing Date;
     (xxiv) the Company shall not: (A) enter into (1) any purchase or hedging agreement for any Ingredient having a term that is reasonably expected to expire more than seven (7) months after Closing or (2) any purchase or hedging agreement for any Energy Commodity having a term that is reasonably expected to expire more than twelve (12) months after Closing; or (B) except in the ordinary course of business, allow its committed supply of Ingredients to drop below an amount reasonably expected to be sufficient to meet the need of the Business for a period of at least four (4) months after the Closing;
     (xxv) during the period beginning on the date hereof and ending on the Closing Date, Seller and its Affiliates shall continue to administer its workers compensation program with respect to Affected Employees in the ordinary course of business, consistent with past practice and shall not make any material changes to such program without the prior consent of Purchaser;
     (xxvi) Seller shall not, directly or indirectly, solicit for employment or employ any senior management employees of the Company; provided, however, that Seller shall not be prohibited from hiring any person who is responding to a general advertisement or posting for employment that is not directed or targeted to any of such employees; and
     (xxvii) the Company shall not enter into any Contract to do any of the foregoing.
Notwithstanding anything to the contrary contained herein, nothing shall prohibit Seller from time to time (i) sweeping cash from the accounts of the Company, including making any distributions or dividends in furtherance thereof, and retaining such cash for its own account or the account of any of its Affiliates, (ii)

paying, pre-paying, reducing or otherwise discharging any Financial Debt of the Company up until the completion of the Closing or (iii) managing the Intercompany Accounts in compliance with Section 6.6.
          Section 6.2 Access; Confidentiality.
          (a) Subject to the terms and conditions of this Agreement, applicable Law and the terms of the Confidentiality Agreement, Seller shall cause the Company prior to the Closing to (i) give Purchaser and its authorized representatives, upon reasonable advance notice and during regular business hours, reasonable access to all Collective Bargaining Agreements, all distribution Contracts, documentation surrounding pending litigation, books, records, personnel and personnel records, officers and other facilities and properties of the Company (for purposes of coordinating post-Closing transfer of such items, transition planning and other matters), (ii) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request, and (iii) cause the officers of the Company to furnish Purchaser with such unaudited financial and operating data and other information that relates to the business and properties of the Business as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request; provided, however, that any such access shall be conducted at Purchaser’s expense, at a reasonable time, and under the supervision of Seller’s or the Company’s personnel and shall not include sampling of building materials or environmental media, Phase I environmental site assessments, Phase II environmental site assessments, or environmental compliance audits. The Parties shall take all actions necessary to permit access by Purchaser and its representatives under this Section 6.2(a) unless such access would reasonably be expected to result in (A) disclosure of competitively sensitive information to Purchaser or any of its representatives in a manner that would reasonably be expected to result in competitive harm to Seller or any of its Affiliates if the Closing were not to occur, (B) the disclosure of any trade secrets of third parties or a violation of any of the obligations of the Company or the Company’s Affiliates with respect to confidentiality (provided that Seller shall use its reasonable efforts (which shall not require the payment of any money or the incurrence of any Liability) to obtain the consent of such third party to such inspection or disclosure), or (C) the loss of attorney-client privilege with respect to such information (provided that Seller will limit access to the minimum extent required to maintain such privilege). By way of example and not limitation, Seller and its Affiliates shall provide access to Collective Bargaining Agreements, distribution Contracts, and, if access to such documents is required to be limited pursuant to the immediately preceding sentence, Seller and its Affiliates shall use their reasonable best efforts to limit such access to the least extent possible to comply with the immediately preceding sentence.
          (b) The Confidentiality Agreement shall be binding on the Parties and in full force and effect until the Closing, at which time it shall terminate only with respect to information relating solely to the Company and shall, in any event, otherwise survive the Closing in accordance with its terms, (including with respect to the non-solicitation provisions included therein). The information contained herein, in the Schedules or delivered to Purchaser or its authorized representatives pursuant hereto and the terms and existence of this Agreement and the status of the Transaction shall be deemed to be Evaluation Material (as defined and subject to the exceptions contained in the Confidentiality Agreement) until the Closing. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms, notwithstanding such termination.
          (c) With respect to any of the representations made by Seller in Article III or Article IV as of the date hereof, in the event that Seller obtains Knowledge of facts and circumstances that arise after the date hereof and prior to the Closing, which would cause one or more of Seller’s representations to be materially inaccurate if made as of the Closing Date, Seller shall, or shall cause the Company to, use commercially reasonable efforts to provide Purchaser with information regarding such change in facts and circumstances. For the avoidance of doubt, the breach of, or noncompliance with, the covenants and obligations set forth in this Section 6.2(c) shall not be considered (i) for purposes of determining whether the condition set forth in Section 9.2(a) (Additional Conditions to Obligations of Purchaser to Effect the Closing) shall have been satisfied or (ii) for purposes of Section 11.2(a) (Indemnification by Seller).
          Section 6.3 Efforts and Actions to Cause Closing to Occur.
          (a) Purchaser, Ralcorp and Seller shall use reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Entity as such Governmental Entity may reasonably request in connection herewith. Each Party agrees to make as soon as practicable, but no later than twenty (20) days following the date hereof, its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement. Each Party agrees to make as soon as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition or trade regulation Law. Purchaser shall pay all fees or make other payments to any Governmental Entity in order to obtain any such authorizations, consents, orders or approvals.
          (b) Without limiting the generality of Purchaser’s undertaking pursuant to Section 6.3(a), Purchaser agrees to use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any antitrust or competition Governmental Entity or any other Person so as to enable the Parties to close the transactions contemplated hereby as promptly as practicable (it being understood that the reference to “as promptly as practicable” shall not prejudice Purchaser in negotiating or completing any potential required divestiture or other remedy so long as the Parties are able to complete the Transaction by the Termination Date). For purposes of this Section 6.3, the “reasonable best efforts” of Purchaser shall include Ralcorp’s and Purchaser’s agreement to hold separate, divest or license and enter into any arrangements with respect to, such businesses, products and assets of Purchaser or its Affiliates and/or after the Closing, the Company, as may be necessary to obtain the agreement of any Governmental Entity not to seek an injunction against or otherwise oppose the consummation of the transactions contemplated hereby, on such terms as may be required by such Governmental Entity. The “reasonable best efforts” of Seller and/or the Company shall not require Seller, the Company or any of their respective Subsidiaries or Affiliates to expend any money to remedy any breach of any representation or warranty hereunder, to commence any litigation or arbitration proceeding, to offer or grant any accommodation (financial or otherwise) to any third party or to provide seller financing for the transactions contemplated hereby.
          (c) Neither Purchaser nor Ralcorp shall (and shall not permit any of their Affiliates to) enter into any transaction, or any agreement to effect any transaction involving any merger or acquisition of shares or assets of any entity engaged in a business which is directly competitive with the Business in the Territory that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the transactions contemplated by this Agreement.

          (d) In addition, with respect to matters not otherwise covered by Section 6.3(b), each of Purchaser and Seller shall, subject to the conditions and upon the terms of this Agreement, use commercially reasonable efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.
          (e) From the date of this Agreement until the Closing, Seller shall as promptly as reasonably practicable after becoming aware thereof notify Purchaser in writing of: (i) any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; or (ii) any Proceeding commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting Seller or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.12 (Litigation) or that relates to the consummation of the transactions contemplated by this Agreement.
          (f) Purchaser’s receipt of information pursuant to this Section 6.3 shall not operate as a waiver or otherwise affect any right of Purchaser under this Agreement, including pursuant to Article IX (Conditions), Article X (Termination) and Article XI (Indemnification), or any representation, warranty or agreement of Seller in this Agreement and shall not be deemed to amend or supplement the Schedules.
          Section 6.4 Publicity. From the date hereof through the Closing Date, no public release, announcement or disclosure concerning the Transaction shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that nothing in this Section 6.4 shall prevent (i) any release, announcement or disclosure required by Law or the rules and regulations of any stock exchange, in which case the Party required to make the release, announcement or disclosure shall, to the extent practicable, allow the other Parties reasonable time to comment on such release, announcement or disclosure in advance of such issuance, or (ii) any enforcement of rights hereunder. This Section 6.4 shall not limit the applicability of the Confidentiality Agreement.
          Section 6.5 Third Party Consents.
          (a) The Parties acknowledge that the consent, approval or permission of certain Governmental Entities and other Persons listed in Schedule 3.4 may be required as a result of the transactions contemplated by this Agreement and the Ancillary Agreements. The Parties acknowledge that the receipt of such consents, approvals or permissions is not a condition to Closing. To the extent that any of the Contracts or other assets are not saleable, transferable or assignable without the consent of a third party, neither this Agreement, the Ancillary Agreements nor any of the instruments or documents executed and delivered in connection herewith or therewith, shall constitute a sale, transfer or assignment thereof if such sale, transfer or assignment or attempted sale, transfer or assignment could constitute a breach, violation or default thereof or could result in the termination of or accelerate the performance required by or result in the right of termination or acceleration thereunder or could result in the creation of an Encumbrance (other than Permitted Encumbrances) on any such Contract. The Parties also agree that, although each of the Parties hereby agrees to use reasonable best efforts to obtain such consents prior to Closing and the Parties hereby agree to cooperate with each other in attempting to obtain all such consents, any failure to obtain any consent by Seller for any reason in and of itself whatsoever shall not constitute a breach of this Agreement and except as provided in Section 6.3 or any Ancillary Agreement, no Party shall be required to pay money to any third party, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case, financial or otherwise) to any third party (including any Governmental Entity) to obtain such consents, approvals or permissions.

          (b) If one or more consents are not obtained prior to or on the Closing Date and the Closing is consummated, unless the Parties otherwise agree in writing, during the six (6) month period after the Closing, Seller agrees to use reasonable best efforts after Closing to assist Purchaser in obtaining any such consent; provided, however, that no Party shall be required to pay money to any third party (including any Governmental Entity), commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case, financial or otherwise) to any third party (including any Governmental Entity). The Parties shall use reasonable best efforts to allow Purchaser, to the extent permitted by applicable Law and to the extent reasonably within the contractual or other ability or control of the Parties, to enjoy the economic and other benefits, and to have the economic and other burdens, of the subject matter of the Contract as if such consent had been obtained; provided, however, that (i) Purchaser shall reimburse Seller for any reasonable and documented out of pocket expenses incurred in connection with any such arrangement and (ii) Seller has no obligation to engage in the Business after the Closing. Once a consent for the sale, transfer or assignment of a Contract retained at the Closing is obtained, Seller shall promptly convey, transfer and assign such Contract to Purchaser, and Purchaser shall assume such Contract in accordance with the terms of this Agreement.
          Section 6.6 Intercompany Arrangements. Notwithstanding anything herein to the contrary, during the period from the date hereof through the Closing Date, Seller and its Affiliates shall be permitted to manage all Intercompany Accounts between the Company, on the one hand, and Seller or any of its Affiliates (excluding the Company), on the other hand, in the sole discretion of Seller, provided that Seller causes, in a manner in its sole discretion, for all such accounts to be entirely satisfied, retired, repaid, or cancelled effective prior to or as of the Closing. In addition, except as otherwise expressly contemplated in the previous sentence, elsewhere in this Agreement or as set forth on Schedule 6.6, Seller shall cause all agreements and commitments, whether written, oral or otherwise, which are solely between the Company, on the one hand, and Seller or any of its Affiliates (excluding the Company), on the other hand, to be terminated and of no further effect, prior to or as of the Closing.
          Section 6.7 Bank Accounts. Seller shall provide Purchaser with a complete list of each of the bank accounts of the Company and the authorized signatories for each such account as soon as reasonably practicable before the Closing Date. The Parties shall reasonably cooperate in connection with the replacement or supplementation of such signatories effective as of the Closing. The Parties shall reasonably cooperate to separate the bank accounts, lock boxes and other cash management arrangements of the Company from the bank accounts, lock boxes and other cash management arrangements of Seller and its Affiliates (other than the Company).

          Section 6.8 Real Estate Matters. Purchaser, at its own discretion and sole expense, may order preliminary title reports from a nationally recognized title company (the “Title Companies”) with respect to any of the Owned Property. Seller and the Company shall use commercially reasonable efforts in cooperating with Purchaser and the Title Companies in connection with the compilation, review and examination of title to the Owned Property and in connection with Purchaser’s efforts to obtain title insurance policies pursuant thereto on behalf of itself and/or its lender, including without limitation, using commercially reasonable efforts (i) to provide customary affidavits, title endorsements and indemnities as are reasonably required by the Title Companies for the deletion of any standard, printed or other exceptions, in any title insurance policies issued pursuant thereto, that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state or province in which the Owned Property, which is the subject of such a title insurance policy, is located (provided that such affidavits shall be based on the actual knowledge of the signatory and delivered on the Closing Date); (ii) to cause the removal of, including by paying amounts due thereunder, mechanics liens, materialmens liens, judgment liens or similar liens encumbering the Owned Property; (iii) to assist Purchaser in obtaining corrections of record of any defects or errors in the legal descriptions of the Owned Property or the exceptions pertaining thereto; (iv) to deliver to Purchaser copies of any material unrecorded documents referenced in recorded documents affecting the title to the Owned Property; and (v) to obtain from third parties estoppel certificates with respect to title matters reasonably requested by Purchaser.
          Section 6.9 Shared Contracts. The Parties acknowledge that certain Sara Lee Entities are parties to certain Contracts that relate to the operations or conduct of the business of one or more of the Sara Lee Entities and the Business, but will remain with the applicable Sara Lee Entities after the Closing. In the case of those Contracts set forth on Schedule 6.9 (the “Shared Contracts”), the Parties shall cooperate with each other and use their respective reasonable best efforts to (i) obtain the agreement of the third party that is the counterparty to each Shared Contract to enter into a new contract effective as of the Closing Date pursuant to which the Company will receive substantially the same goods and services provided by the Shared Contract to the Company, as applicable, prior to the Closing on terms and conditions substantially similar to those contained in the Shared Contract as of the Closing Date (each, a “Replacement Contract”) and, where applicable, to cause the applicable counterparty to release Seller and its applicable Affiliates (other than the Company) from any applicable minimum quantity or other commitments to the extent such commitments become the obligation of the Company under the Replacement Contract and (ii) to the extent the Company is a party to a Shared Contract, obtain the release from the counterparty of the Company from obligations arising after the Closing Date under the Shared Contract effective as of the Closing Date. If one or more Replacement Contracts are not obtained prior to or on the Closing Date, unless the Parties otherwise agree in writing, during the remaining term of the applicable Shared Contract, the Parties shall use their respective reasonable best efforts to allow the Company to the extent permitted by applicable Law and to the extent reasonably within the contractual or other ability or control of Seller or Purchaser, as the case may be, to receive substantially the same goods and services of the subject matter of the Shared Contract received prior to the Closing and the economic and other burdens of such Shared Contract; provided, however, that (i) Purchaser shall reimburse Seller for any reasonable and documented out of pocket expenses incurred in connection with any such arrangement and (ii) Seller has no obligation to engage in the Business after the Closing. For the avoidance of doubt, in no event shall any Replacement Contract impose any obligations or liability on Seller or its Affiliates after the Closing.
          Section 6.10 Insurance Matters. During the period from the date hereof through the Closing Date, none of Seller, the Company or any of their respective Affiliates shall make any changes or amendments to the Insurance Policies, other than any changes or amendments made in the ordinary course of business consistent with past practice. Seller shall take all necessary actions to (i) maintain coverage for the Company under each of the Insurance Policies in amounts in all material respects consistent with the amounts held as of the date hereof and (ii) renew or replace such Insurance Policies in the event of their expiration prior to the Closing Date; provided that any renewals, replacements or amendments shall be made on terms in all material respects consistent with the terms of the Insurance Policies.
          Section 6.11 Substitution of Guarantees. Purchaser and Seller shall use their respective reasonable best efforts to (i) cause Purchaser or an Affiliate thereof to be substituted for Seller and its Affiliates in those guarantees, letters of comfort, indemnities or similar arrangements entered into by Seller or any of its Affiliates (other than the Company) in respect of the Business (collectively, the “Business Guaranties”) and (ii) cause Seller and its Affiliates (other than the Company) to be fully released, in each case, effective as promptly as practicable, in respect of all obligations of Seller and any Affiliate thereof under all Business Guaranties. If Purchaser is unable to effect such a substitution and release with respect to any Business Guaranty after using reasonable efforts to do so, Purchaser shall indemnify the Seller Indemnified Parties from any Losses arising from such Business Guaranty.
ARTICLE VII
POST-CLOSING COVENANTS
          Section 7.1 Employee Matters.
          (a) From and after the Closing, Purchaser shall comply with, or shall cause the Company to comply with, the portion of the Affected Benefit Plans transferred pursuant to this Section 7.1 and assume, or shall cause the Company to assume, all of Seller’s and the Company’s Liabilities that are attributable to the contributions or contribution histories assumed by Purchaser with respect to Affected Employees and Former Affected Employees relating to the Company Multiemployer Plans and Company Multiemployer Welfare Benefit Plans, regardless of when any such Liability arises or is incurred. Notwithstanding the foregoing or any other provision of this Agreement, the terms and conditions of employment, including compensation and benefits, applicable to any Affected Employee who is covered by a Collective Bargaining Agreement shall be governed by the terms of the applicable Collective Bargaining Agreement and/or the federal labor Law. Purchaser shall be responsible for causing the Company to satisfy all Liabilities related to Affected Employees, Former Affected Employees (but only with respect to the Liabilities specifically assumed by Purchaser under this Section 7.1), Affected Benefit Plans (with respect to the portion thereof transferred pursuant to this Section 7.1), and Company Multiemployer Welfare Benefit Plans, whether such Liabilities relate to periods prior to, on or after the Closing Date. With respect to each Company Multiemployer Plan to which contributions are required to be made under a Collective Bargaining Agreement identified on Schedule 4.18(a), or predecessor collective bargaining agreement attributable to the Business: (1) Purchaser agrees that it shall be allocated the contribution histories with respect to (A) Affected Employees and Former Affected Employees of the Company and Seller relating to the Business, and (B) any other individual who performed services for the Company or Seller relating to the Business if for the period during which such individual performed services for the Company or Seller relating to the Business, contributions are or were required to be made with respect to a Company Multiemployer Plan under a Collective Bargaining Agreement identified on Schedule 4.18(a), or predecessor collective bargaining agreement attributable to the Business; and (2) Purchaser covenants that the obligation to contribute the contributions required to be made to any such Multiemployer Plan shall be continued without interruption in the manner required under Section 4218 of ERISA to prevent the occurrence of a “withdrawal” by reason of the transactions contemplated under this Agreement.
          (b) Except as otherwise required by applicable Law or pursuant to the terms of a Collective Bargaining Agreement, immediately following the Closing Date, and for at least twelve (12) months following the Closing Date, Purchaser shall, and shall cause the Company and its Affiliates to, provide each Affected Employee with at least the same salary and wages, as were provided by Seller immediately prior to the Closing Date.
          (c) Notwithstanding anything to the contrary in this Agreement, to the extent that any Affected Employee is entitled to any severance, termination or similar payment, benefit or other obligation under any Benefit Plan or otherwise as a result of the Transaction, Seller shall be responsible for all such payments and benefits and shall indemnify and hold harmless Purchaser and the Company from any Liability in respect thereof. Except as provided in the preceding sentence, Purchaser, the Company and their respective Affiliates shall be responsible, if applicable, for severance pay and obligations payable to any Affected Employee whose employment is terminated by Purchaser, or the Company on or after the Closing Date; provided that for the period beginning on the Closing Date and ending on the date that is six (6)-months following the Closing Date, Purchaser shall, and shall cause the Company and its Affiliates to, provide to each such Affected Employee severance benefits that are no less favorable than those for which they are eligible under the applicable Seller severance plan (pursuant to the terms of such severance plan as in effect on the date hereof and disclosed to Purchaser on or prior to the date hereof) in which they are eligible to participate as of the date hereof. Purchaser shall be responsible for all such payments and benefits and shall indemnify and hold harmless Seller from any Liability in respect thereof.
          (d) Seller will have taken all such action prior to the Closing Date as may be required to cause the Affected Employees to cease their participation in, and accrual of benefits under, all Benefit Plans (each such plan, a “Seller Plan”) as of the Closing Date. On and after the Closing Date, Purchaser shall, and shall cause the Company and its Affiliates to, give each Affected Employee full credit for service with Seller and the Company prior to the Closing Date for purposes of eligibility to participate, vesting, retirement eligibility, seniority, level of benefits, and benefit accrual (but not for purposes of benefit accruals under a defined benefit plan) under any employee benefit plans, programs, policies or arrangements maintained by Purchaser or any of its Affiliates in which Affected Employees are eligible to participate (the “Purchaser Plans”) on or after the Closing Date to the same extent recognized by Seller, the Company and their respective Affiliates immediately prior to the Closing Date; provided that in no event shall such service recognition result in any duplication of benefits.
          (e) Welfare Plans.
     (i) Seller shall retain the responsibility for payment of all covered medical, dental, life insurance and long-term disability claims or expenses incurred by any Affected Employee under any Seller Plan prior to the Closing Date. To the extent an Affected Employee is receiving short-term disability benefits as of the Closing Date, Purchaser shall assume responsibility for such continuing short-term disability benefits; provided, however, that should such Affected Employee become eligible for and entitled to long-term disability benefits pursuant to the long-term disability plan maintained by Seller (assuming, for these purposes, that such Affected Employee had been employed by Seller at the time that the event giving rise to the disability occurred), then Seller shall retain responsibility for providing such Affected Employee with long-term disability benefits. The Seller shall coordinate collection and payment of premiums on behalf of Affected Employees who are on short-term disability and eligible for and paying premiums under the long-term disability plan maintained by Seller for such period as such Affected Employees continue to receive short-term disability benefits following the Closing Date. On the Closing Date, Seller shall provide Purchaser with a list that sets forth the Affected Employees who are out on short-term disability leave or other leave of absence as of the Closing Date.

     (ii) To the extent applicable and permitted under applicable Law, Purchaser shall, or shall cause the Company and its Affiliates to, waive all limitations, as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees (and their eligible dependents) under any Purchaser Plan that is a welfare plan (within the meaning of section 3(1) of ERISA) to the extent such conditions were satisfied under a corresponding Benefit Plan immediately prior to the Closing Date. Purchaser shall provide each Affected Employee (and their eligible dependents) with credit under any Purchaser Plan that is a welfare plan for any co-payments and deductibles paid under a corresponding Benefit Plan in the calendar year in which the Closing Date occurs (or, if later, in the calendar year in which Affected Employees (and their eligible dependents) become eligible to participate in such Purchaser Plan) for purposes of satisfying any applicable deductibles, co-payment or out-of-pocket limits under the corresponding Purchaser Plans. Seller agrees to cooperate with Purchaser and to use Seller’s reasonable efforts to assist Purchaser with obtaining the information necessary for Purchaser to meet its obligations under this subsection (ii).
     (iii) Following the Closing Date, Seller shall, or shall cause its Affiliates to, retain all obligations to provide continuation health care coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) to all Persons who incur or incurred a “qualifying event” in accordance with COBRA at any time under any Seller Benefit Plans. Following the Closing Date, Purchaser shall, or shall cause an Affiliate to, provide COBRA coverage to all Affected Employees and their qualified beneficiaries who incur a “qualifying event” in accordance with COBRA under an employee benefit plan maintained by Purchaser or any of its Affiliates at any time on or after the Closing Date.
     (iv) Purchaser shall establish, for the calendar year in which the Closing Date occurs, flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 and Section 129 of the Code (“Purchaser’s FSA”), effective as of the Closing Date, for each Affected Employee who, on or prior to such date, is a participant in, and maintains a flexible spending account for medical or dependent care expenses under, a Seller Benefit Plan pursuant to Section 125 and Section 129 of the Code (“Seller’s FSA”). As of the Closing Date, Purchaser shall credit the applicable account of each such Affected Employee under Purchaser’s FSA with an amount equal to the balance of such Affected Employee’s account under Seller’s FSA immediately prior to such date. Purchaser and Seller intend that the actions to be taken pursuant to this subparagraph be treated as an assumption by Purchaser of the portion of Seller’s FSA and the elections made thereunder attributable to such Affected Employees. As soon as reasonably practicable after the Closing Date, Seller shall determine the Aggregate Balance (as defined below) of the assumed flexible spending accounts and notify Purchaser of the amount of such Aggregate Balance in writing. For purposes of this Section 7.1(e)(iv), the term “Aggregate Balance” shall mean, as of the Closing Date, the aggregate amount of contributions that have been made to the Affected Employees’ flexible spending accounts under Seller’s FSA by Affected Employees for the plan year in which the Closing Date occurs minus the aggregate amount of reimbursements that have been made from the Affected Employees’ flexible spending accounts under Seller’s FSA to Affected Employees for the plan year in which the Closing Date occurs. If the Aggregate Balance is a negative amount, Purchaser shall pay such negative amount to Seller as soon as practicable following Purchaser’s receipt of the written notice thereof. If the Aggregate Balance is a positive amount, Seller shall pay such positive amount to Purchaser as soon as practicable following Seller’s delivery to Purchaser of the written notice thereof.
     (v) Seller currently sponsors the Sara Lee Corporation Retiree Health Benefit Plan under which certain Affected Employees and Former Affected Employees are or may become eligible for retiree welfare benefits (including retiree medical, retiree prescription drug, retiree dental and retiree life insurance benefits) (the “Retiree Welfare Benefits”). From and after the Closing, Purchaser shall assume all obligations with respect to the Retiree Welfare Benefits in connection with the Affected Employees and Former Affected Employees and their dependents currently provided by Seller and its Affiliates under the Sara Lee Corporation Retiree Health Benefit Plan and Seller and its Affiliates shall cease to have any responsibility or liability for such Retiree Welfare Benefits. Except as provided in this Section 7.1(e)(v), Seller and its Affiliates shall retain all responsibility and liability for all other retiree welfare obligations under the Sara Lee Corporation Retiree Health Benefit Plan.
     (vi) As of the Closing Date, Purchaser shall, or shall cause its Affiliates to, assume all obligations of Seller and its Affiliates with respect to the Company Multiemployer Welfare Benefit Plans, and Seller and its Affiliates shall be relieved of all responsibility for Liabilities.
     (vii) As of the Closing Date, Seller shall take all action necessary to amend any Seller Benefit Plan with respect to medical (including vision and prescription drug, but not flexible spending accounts for medical care), dental, life insurance, and long-term disability insurance coverage for Affected Employees so that such coverage shall continue until December 31, 2011; provided, however, that (1) the cost of such coverage, as well as any administrative expense incurred by the Seller relating to providing such coverage, shall be paid entirely by the Purchaser, to be billed by the Seller to the Purchaser through a mutually agreeable billing process; (2) to the extent such coverage is provided on a fully-insured basis, Seller’s obligation under this Section 7.1(e)(vii) to provide such extended coverage shall be subject to and contingent upon the agreement of the applicable insurance carrier to provide such extended coverage; (3) Seller and Seller’s Benefit Plans shall not become obligated for any additional continuation of coverage, through COBRA or otherwise, to any Affected Employee after the end of such continuation, and to the extent any Affected Employee or qualified beneficiary incurs what would otherwise be a COBRA qualifying event on or after the Closing Date but on or before December 31, 2011, the Affected Employee or qualified beneficiary shall continue coverage under the Seller Benefit Plan until December 31, 2011 and the Purchaser shall be solely responsible for providing COBRA coverage to the Affected Employee thereafter. Notwithstanding anything in this Agreement to the contrary, to the extent there is a conflict between this Section 7.1(e)(vii) and Section 7.1(d) or Section 7.1(e)(ii) of this Agreement, this Section 7.1(e)(vii) shall apply.
          (f) Defined Contribution Plans. No assets or liabilities of any Benefit Plan that is intended to be a qualified plan under Code Section 401(a) shall be transferred to a retirement plan maintained by Purchaser or any of its affiliates, other than in connection with a rollover of an Affected Employee’s account balance under the Seller 401(k) Plan. Purchaser or its applicable affiliate shall cause a tax-qualified defined contribution plan that includes a cash or deferred arrangement within the meaning of Code Section 401(k) established or maintained by Purchaser or such affiliate (“Purchaser 401(k) Plan”) to accept eligible rollover distributions, including any loans, (as defined in Code Section 402) from Affected Employees with respect to Affected Employees’ account balances under the Sara Lee Corporation 401(k) Plan (“Seller 401(k) Plan”), if properly elected by such Affected Employees in accordance with applicable law and the Seller 401(k) Plan and Purchaser 401(k) Plan. The foregoing provisions are subject to each of Seller’s and Purchaser’s reasonable satisfaction that the Seller 401(k) Plan and the Purchaser 401(k) Plan, as applicable, continues to satisfy the requirements for a qualified plan under Code Section 401(a) and that the trust that forms a part of such plan is exempt from tax under Code Section 501(a).
          (g) Defined Benefit Plan Transfers. Purchaser shall not assume, and Seller will not transfer, any assets or Liabilities from the Sara Lee Corporation Consolidated Hourly Pension Plan or the

Sara Lee Corporation Salaried Pension Plan (each, a “Seller Pension Plan”) or any other defined benefit plan that is intended to be a qualified plan under Code Section 401(a).
          (h) From and after the Closing Date, Purchaser shall not assume, and Seller will not transfer, any assets or Liabilities from the Sara Lee Corporation Executive Deferred Compensation Plan or the Sara Lee Corporation Supplemental Executive Retirement Plan or any other nonqualified deferred compensation plan (collectively, the “Seller Nonqualified Deferred Compensation Plans”).
          (i) Purchaser shall recognize and assume all Liability for all vacation, holiday, sick leave, flex days and personal days off, including banked vacation, accrued but not yet used by Affected Employees as of the Closing Date (the “Days Off Accrual”), and shall credit each Affected Employee with such Days Off Accrual.
          (j) Effective as of the Measurement Time, Purchaser shall assume, and none of Seller or any of its Subsidiaries or Affiliates shall have any further Liability for, the following agreements, obligations, and liabilities, and Purchaser shall indemnify Seller and its Subsidiaries and Affiliates, and the employees of each, and hold them harmless with respect to such agreements, obligations or liabilities: the agreements entered into between Seller, its Subsidiaries or Affiliates and Affected Employees set forth on Schedule 7.1(j)(i); and the collective bargaining agreements applicable to the Affected Employees and Former Affected Employees.
          (k) Seller shall be responsible for all obligations and Liabilities under Seller’s equity or equity-based plans in accordance with the terms thereof.
          (l) The Parties hereto agree to, to the extent applicable, (i) treat Purchaser as a “successor employer” and Seller (or the applicable Subsidiary of Seller) as a “predecessor” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code with respect to employees of the Company for purposes of taxes imposed under the United States Federal Unemployment Tax Act and the United States Federal Insurance Contributions Act, and (ii) use their reasonable best efforts to cooperate with each other to avoid the filing of more than one IRS Form W-2 with respect to each such employee for the calendar year in which the Closing Date occurs by utilizing solely Section 5 of Revenue Procedure 2004-53, Alternate Procedure for Predecessors and Successors. To the extent that Section 5 of Revenue Procedure 2004-53, Alternate Procedure for Predecessors and Successors applies to the transactions contemplated by this Agreement, the Parties agree that Seller shall be relieved from furnishing Forms W-2 to employees of the Company, (ii) Purchaser shall be responsible for the issuance of such Forms W-2 to all such employees and will report wages and taxes withheld, by both Seller (or the applicable Seller Subsidiary) and Purchaser, and (iii) Purchaser shall be responsible for all reporting of such compensation data to the pertinent federal and state taxing authorities.
          (m) Except as otherwise set forth herein and in any applicable plan document, nothing contained in this Agreement is intended (i) to require Purchaser or the Company or any of their respective Affiliates to establish or maintain any specific Benefit Plan or other employee benefit plan or arrangement for any length of time on and after the Closing Date; (ii) to create or amend any Affected Benefit Plan or other employee benefit plan or arrangement; or (iii) to prohibit or prevent Purchaser from terminating or modifying any Affected Benefit Plan or other employee benefit plan or arrangement that the Purchaser may establish or maintain. This Section 7.1 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Affected Employee or Former Affected Employee. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Person, any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment.

          (n) For the fiscal year of Seller in which the Closing Date occurs, Purchaser shall be responsible for all obligations and Liabilities, to the extent accrued on the financial statements of the Company, under Seller’s annual incentive plans in place for the Affected Employees, in accordance with the terms thereof and agrees to indemnify and hold harmless Seller for any Liability in respect thereof.
          (o) As of the Closing Date, Purchaser shall cause its Affiliates to assume all obligations and Liabilities of Seller and its Affiliates with respect to workers’ compensation claims of any Affected Employee or Former Affected Employee whether reported prior to, on or after the Closing Date that are the result of an injury or illness incurred while employed by the Company or the Business prior to or on the Closing Date. Within ten (10) days prior to the Closing Date, Seller shall deliver to Purchaser Schedule 7.1(o), which shall set forth the workers’ compensation claims of Affected Employees and Former Affected Employees which are, to the Knowledge of Seller, outstanding as of a date not more than five (5) days before the date on which such Schedule is effective; provided, however, that the failure to include any such claim on such Schedule shall not affect Purchaser’s assumption of Liability pursuant to the foregoing sentence or result in any Liability to Seller.
          (p) With respect to any benefit plans or arrangements to be maintained by Purchaser following the Closing Date, Seller shall use reasonable efforts to assist Purchaser prior to and after the Closing in obtaining (i) reasonably requested assistance from service providers under the Seller Benefit Plans and (ii) documentation and other reasonably requested information in order to establish, maintain, and administer such plans and arrangements, including without limitation, to the extent needed to comply with its obligations under this Agreement.
          Section 7.2 Maintenance of Books and Records. After the Closing, each of the Parties shall preserve, until at least the eighth (8th) anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such Party relating to the Company. After the Closing Date and up until at least the eighth (8th) anniversary of the Closing Date, upon any reasonable request from a Party or its representatives, the Party holding such records shall (i) provide to the requesting Party or its representatives reasonable access to such records during normal business hours and (ii) permit the requesting Party or its representatives to make copies of such records, in each case at no cost to the requesting Party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either Party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law. Such records may be sought under this Section 7.2 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, Tax, litigation, federal securities disclosure or other similar needs of the Party seeking such records. Notwithstanding the foregoing, any and all such records may be destroyed by a Party if such destroying Party sends to the other Party written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed. Such records may then be destroyed after the sixtieth (60th) day following such notice unless the other Party notifies the destroying Party that such other Party desires to obtain possession of such records, in which event the destroying Party shall transfer the records to such requesting Party and such requesting Party shall pay all reasonable expenses of the destroying Party in connection therewith.
          Section 7.3 Non-Competition.
          (a) During the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, Seller shall not, and Seller shall cause its Affiliates not to, directly or indirectly, own, operate, manage, control, participate in, consult with, advise, provide services for, or in any manner engage in any business (including by itself or in association with any Person) that directly competes with the Business as conducted by the Company in the Territory as of the Closing Date (after giving effect to the Transaction) (a “Competitive Business”). Notwithstanding the immediately preceding sentence, this Section 7.3(a) shall not prohibit Seller or any of its Affiliates from:
     (i) owning (A) not more than five percent (5%) of the outstanding securities of any class listed on a national or foreign securities exchange or regularly traded in the over-the-counter market of any Person engaged, directly or indirectly, in all or a portion of a Competitive Business; or (B) not more than five percent (5%) in value of the indebtedness of any Person engaged, directly or indirectly, in all or a portion of a Competitive Business, without violating the provisions of this Section 7.3, provided that Seller or its applicable Affiliate does not have the power to control or direct the management or affairs of such Person; or
     (ii) acquiring, in one transaction or a series of transactions, by purchase of stock or assets, merger, consolidation or otherwise, the whole or any part of any Person that carries on all or a portion of a Competitive Business or the whole or any part of a business that includes the carrying on of all or a portion of a Competitive Business if the revenue of such Person or business so acquired attributable to the Competitive Business did not exceed the greater of (A) an amount equal to ten percent (10%) of such Person’s or business’ total revenue as set out in the latest available annual financial statements of such Person or business to the extent such amount is less than or equal to U.S.$250,000,000 and (B) U.S.$50,000,000; provided that Seller or the relevant Affiliate uses its reasonable best efforts to dispose of the Competitive Business as soon as possible, and in any event within twelve (12) months of the date of acquisition of such Person or business.
          (b) Notwithstanding anything herein to the contrary, Section 7.3(a) shall not (i) apply to or bind any third party or its Affiliates that (A) acquires all or a portion of the outstanding equity interest of Seller or any of its Affiliates or (B) acquires all or a portion of the business or assets of Seller or any of its Affiliates, regardless of the form of such transaction, nor apply to or bind any of the Affiliates of such third party (other than Seller and the entities that were Affiliates of Seller prior to such acquisition) or (ii) in any way limit, diminish or waive any of Seller’s or its Affiliates’ rights or obligations under the Seller Transition Services Agreement.
          Section 7.4 Further Assurances.
          (a) From and after the Closing, each of Seller and Purchaser shall furnish or cause to be furnished to the other Party and its employees, counsel, auditors and other representatives such information and assistance relating to the Company (to the extent in the possession or within the control of such other Party) as is reasonably necessary for financial reporting and accounting matters of the other Party, including the furnishing of such documentation and information relating to the Company as may be reasonably requested in connection with the preparation of reports, accounts and other documents and materials to be filed with or submitted to any stock exchange or Governmental Entity pursuant to applicable Law.
          (b) At any time and from time to time, each Party agrees, upon the other Party’s request, subject to the terms and conditions of this Agreement and without further consideration, to take such actions and to execute, acknowledge and deliver or cause to be executed, acknowledge and delivered such further acts, deeds, documents, assignments, transfers, conveyances, recordations, powers of attorney and assurances (including any notarization, authentication, legalization and consularization of the signatures of Purchaser’s, Seller’s and their respective Affiliates’ representatives) as may be reasonably necessary to effectuate the Transaction at the earliest practicable time or implement expeditiously the Transaction.

          Section 7.5 Asset Transfers. In the event that the Parties determine that any assets, rights or properties that properly constitute assets of the Business were not included in the Company at Closing, Seller shall promptly use its commercially reasonable efforts to transfer and deliver any and all of such assets to Purchaser or one of its Affiliates without the payment by Purchaser of any further consideration therefor. In the event that the Parties determine that assets, rights or properties that did not properly constitute assets of the Business as of the Closing Date (other than any assets listed on a Schedule to this Agreement or any Ancillary Agreement as being owned by the Business or the Company) were included in the Company, then Purchaser shall promptly use its commercially reasonable efforts to transfer and deliver any and all of such assets to Seller or one of its Affiliates at the sole expense of Seller. The costs of obtaining any consents in connection with such transfer and delivery shall be borne by Seller.
          Section 7.6 Non-Solicitation.
          (a) Seller hereby agrees that, without the prior written consent of the Purchaser, it will not for a period of two (2) years from the Closing Date directly or indirectly solicit for employment or employ any Affected Employee; provided, however, that Seller shall not be prohibited from hiring (i) any person who contacts Seller on his or her own initiative or who is responding to a general advertisement or posting for employment that is not directed or targeted to any of such employees, or (ii) any person who is no longer employed by Purchaser or its Affiliates (provided that the effective date of any such hire by any party is no less than six (6) months from the date of termination (for any reason) of such person’s employment with Purchaser or its Affiliate, as the case may be).
          (b) Purchaser and Seller hereby acknowledge and agree that the non-solicitation provisions (and certain other provisions as described in Section 6.2(b)) of the Confidentiality Agreement shall continue with full force from and after the date hereof (including after the Closing) in accordance with their terms.
          Section 7.7 Assumed Business Liabilities. In furtherance of the indemnification by Purchaser of Seller Indemnified Parties provided under Section 11.10 (Indemnification for Assumed Business Liabilities), for the six (6)-year period following the Closing Date (and for so long thereafter as any claim made under Section 11.10 (Indemnification for Assumed Business Liabilities) is pending), Seller shall, and shall cause its applicable Affiliates to, forward copies of any claims, notices, invoices or other correspondence relating to Assumed Business Liabilities to Purchaser as promptly as reasonably practicable after receipt thereof.
          Section 7.8 Corporate Names. At the Closing, Seller and its Affiliates shall grant the Company a personal, non-transferable, royalty-free license to continue use, for a period of sixty (60) days following the Closing Date, of the “Sara Lee Refrigerated Dough, LLC” name (the “Seller Mark”), solely as a reference to the name of the Company and solely in the same manner, and in connection with the same goods and services, in each case solely as the Seller Mark was used by the Company in its business immediately prior to the Closing. After such sixty (60)-day period, the Company shall have changed the name of the Company to remove any reference to the Seller Mark or any similar trademark. After the Closing, the Company shall create no new packaging, office supplies, or other materials bearing the Seller Mark. The Company may continue to use the Seller Mark after such sixty (60)-day period in connection with the distribution or sale of products for such additional time as is reasonably necessary to exhaust any supplies of packaged products and/or product packaging included in the inventory of the Company as of the Closing Date and, for its internal purposes only, may continue to use office supplies and other materials bearing the Sara Lee name until the supply of such materials included in the inventory of the Company as of the Closing Date are exhausted. Purchaser acknowledges that, except as provided above, it, its Affiliates and the Company have no rights whatsoever to use the Seller Mark or any other Intellectual Property of Seller that are not Company Intellectual Property.
          Section 7.9 Confidentiality. Following the Closing, Seller shall maintain, and shall cause its Affiliates to maintain, in confidence any information it or they may have in relation to the Business and such information shall not be disclosed or used by Seller or its Affiliates without the Purchaser’s prior written consent, except to the extent (i) such information is otherwise publicly available, (ii) required to be disclosed pursuant to applicable Law or (iii) used in Seller’s or any of its Affiliates’ respective other businesses as of the date hereof.
          Section 7.10 Software Licenses. Purchaser shall pay or cause to be paid all third party penalties, fines, costs, or fees incurred in connection with the transfer or assignment of any software license agreements by Seller or its Affiliates to Purchaser in connection with the transactions contemplated by this Agreement.
ARTICLE VIII
COVENANTS RELATED TO TAX MATTERS
          Section 8.1 Allocation.
          (a) Seller shall be liable for and pay any and all Taxes levied or imposed on, or attributable to, the Company for any taxable year or period (or portion thereof) ending or deemed to end (including under this Agreement), on or prior to the Closing Date; provided, however, that Seller shall not be liable for or pay any Taxes taken into account in the determination of the Final Adjusted Net Working Capital (with the Taxes described in this proviso referred to herein as “Excluded Taxes”). In order to apportion appropriately any Taxes relating to a taxable period beginning on or before and ending after the Closing Date (a “Straddle Period”) (including refunds of, or credits attributable to, such Taxes), to the extent permitted or required under applicable law, the portion of such Tax that relates to the period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes imposed upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period up to and including the Closing Date, and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed to be equal to the amount that would be payable if the relevant taxable period ended as of the Measurement Time. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended as of the Measurement Time. Notwithstanding the foregoing, any Tax items relating to any transactions not in the ordinary course of business that occur after the Measurement Time shall be treated as occurring after the Closing Date.
          (b) Purchaser shall be liable for and pay (i) any and all Taxes levied or imposed on, or attributable to, the Company for any taxable year or period (or portion thereof) beginning or deemed to begin (including under this Agreement) after the Closing Date and (ii) any and all Excluded Taxes.
          (c) If, as a result of any Audit, Tax Claim or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction, credit or amount of Tax that results in an increase in a Tax liability for which Seller would otherwise be liable pursuant to Section 8.1(a) (Allocation) or Article XI (Indemnification), and such change results in or will result in a Tax Benefit to the Company, Purchaser or any Affiliate thereof for any taxable year or period beginning after the Closing Date or for the portion of any Straddle Period beginning after the Closing Date, the amount for which Seller is liable pursuant to paragraph (a) with respect to such increase shall be reduced by the amount of such Tax Benefit (and, to the extent such increase in Tax liability is paid to a taxing authority by Seller or any Affiliate thereof, Purchaser shall pay Seller an amount equal to the amount of such Tax Benefit).
          Section 8.2 Tax Returns. Seller shall prepare or cause to be prepared all income Tax Returns for the Company for all periods ending on or prior to the Closing Date (“Pre-Closing Tax Periods”) the due date of which is after the Closing Date (such Tax Returns, the “Pre-Closing Period Tax Returns”). Purchaser will cause such Tax Returns to be signed and filed by the Company provided that such Tax Returns comply with the requirements herein and the Seller submits payment for all Taxes (other than any Excluded Taxes) owed under said Tax Returns at the time of filing for the Company. Purchaser shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company for any Straddle Period and any non-income Tax Returns of the Company for all periods ending on or prior to the Closing Date, the due date of which is after the Closing Date (the “Purchaser Returns”). All such Pre-Closing Period Tax Returns and Purchaser Returns shall be prepared and filed in a manner consistent with the past practice of the Company unless otherwise required by a change in applicable Law. Purchaser shall submit each Purchaser Return to Seller at least thirty (30) days prior to the due date for the filing of such Purchaser Returns (taking into account any extensions); provided that, if such Purchaser Return is not an income Tax Return (“Non-Income Purchaser Return”), the Purchaser shall deliver such Non-Income Purchaser Return to Seller as soon as practicable on or prior to the due date (taking into account any extensions) for filing such Non-Income Purchaser Return. Seller shall have the right to review, comment, and approve such Purchaser Returns and Purchaser shall reflect such comments from Seller on such Purchaser Returns to the extent such comments are not inconsistent with the standard set forth in the previous sentence; provided that, with respect to any Non-Income Purchaser Return, if the Seller is not able to complete its review and comment prior to the due date (taking into account any extensions) of such Non-Income Purchaser Returns, (1) such Non-Income Tax Return shall be timely filed and, (2) upon resolution of any comments made by Seller, if and to the extent required, such Non-Income Tax Returns shall be amended to reflect such resolution, and (3) the amount of Tax for which Seller is liable under this Agreement shall be appropriately adjusted and Seller and Buyer shall make appropriate payments to other party consistent with such adjustment and this Agreement.

          Section 8.3 Cooperation on Tax Matters. Purchaser, the Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article VIII and for the preparation for any Audit or court proceeding and for the prosecution or defense of any pending or threatened Audit or court proceeding or any assessment, proposed adjustment, deficiency, or other similar claim with any such assessment, proposed adjustment deficiency or other similar claim referred to herein as a (“Tax Claim”). Such cooperation shall include (i) written notification of any audit, litigation or other proceeding with respect to Taxes within thirty (30) days of the initiation of such audit, litigation or other proceeding, and (ii) the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding, gathering data and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Any information obtained under Section 8.2 (Tax Returns) or this Section 8.3 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an Audit or court proceeding or defending any Tax Claim. Purchaser shall keep and maintain all such Tax Returns (and other information relating to Taxes) and shall make available to Seller such Tax Returns and information as reasonably required by Seller to allow Seller to satisfy its respective obligations under Article VIII (Covenants Related to Tax Matters) and Article XI (Indemnification). Seller, Purchaser and the Company agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations, including the expiration of any loss carry-forwards generated during Pre-Closing Tax Periods (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) unless otherwise consented to in writing by the other parties, Seller, Purchaser or the Company shall not destroy, alter or otherwise dispose of any such books and records, or any portions thereof, without first offering to surrender to the other Party such books and records.
          Section 8.4 Certain Transfer Taxes. Purchaser on the one hand, and Seller on the other hand, shall each pay or cause to be paid one-half (1/2) of all sales, use, real property transfer, real property gains, transfer, stamp, registration, documentary, recording, filing or similar Taxes, if any, together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto (collectively, “Transfer Taxes”) incurred in connection with the transaction contemplated by this Agreement. Purchaser shall be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes unless otherwise required by Law. If required by applicable law, Seller will and will cause its Affiliates to, join in the execution of such Tax Returns and other documentation.
          Section 8.5 Filing and Amending Tax Returns. Without the prior written consent of Seller, Purchaser will not (A), except for Tax Returns that are filed pursuant to Section 8.2, file or amend or permit the Company to file or amend any Tax Return relating to a Pre-Closing Tax Period or Straddle Period, (B) with respect to Tax Returns filed pursuant to Section 8.2, after the date such Tax Returns are filed pursuant to Section 8.2 amend or permit the Company to amend any such Tax Return, (C) extend or waive, or cause to be extended or waived, or permit the Company to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency that relates to a Pre-Closing Tax Period or Straddle Period, (D) make or change any Tax election or accounting method that has retroactive effect to any Pre-Closing Tax Period or Straddle Period, or (E) carry back, or permit any of its Affiliates (including the Company) to, carry back any Tax Item of the Company into a consolidated, combined or unitary income Tax Return filed by Seller or any of its Affiliates for a Pre-Closing Tax Period or Straddle Period.
          Section 8.6 Tax Sharing Agreements. All tax sharing agreements between the Company and Seller or its Affiliates (other than the Company) shall terminate as of the Closing Date.

From and after the Closing, the Company shall have no rights or liability for Tax payments pursuant to any Tax sharing agreement between the Company and the affiliated group that includes Seller.
          Section 8.7 Purchase Price Allocation. Seller shall prepare an allocation of the Purchase Price between the Bond and the Securities and the amount allocated to the Securities (and any liabilities deemed assumed and other capitalized costs) amongst the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or non-U.S. law, as appropriate) (the “Allocation”); provided that the Allocation shall be subject to Exhibit B which sets forth provisions regarding the Allocation with respect to the property, plant and equipment and inventory of the Company. Seller shall deliver the Allocation to Purchaser within one hundred twenty (120) days after the Closing Date for Purchaser’s review, comment, and consent (which shall not be unreasonably withheld, delayed, or conditioned). Purchaser shall comment on the Allocation within fifteen (15) Business Days of receipt thereof. In the event the Base Purchase Price is adjusted pursuant to Section 2.6 (Purchase Price Adjustment), Seller shall, no later than fifteen (15) Business Days following the Determination Date, prepare and deliver to Purchaser a proposed revised allocation schedule that reflects such adjustments for Purchaser’s review, comment, and consent (which shall not be unreasonably withheld, delayed, or conditioned). Purchaser shall comment on the revised allocation within fifteen (15) Business Days of receipt thereof and Purchaser and Seller shall cooperate in good faith to resolve any comments related thereto. Neither Purchaser nor Seller nor any of their respective Affiliates shall file any Tax Return or otherwise take any position or agree to take any position in any audit, proceeding or otherwise that is inconsistent with the Allocation (or if applicable, the revised allocation) unless required to do so by applicable law. Purchaser shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Seller may reasonably request in preparing such Allocation (or if applicable, the revised allocation).
          Section 8.8 Adjustment to Purchase Price. All payments made pursuant to this Article VIII (other than interest payments) shall be treated by the Parties as an adjustment to the consideration paid for the Securities. In the event of a conflict between this Article VIII and any other provision of this Agreement, this Article VIII shall govern and control.
          Section 8.9 Tax Refunds. Except for any Tax refunds included as a Tax asset in Adjusted Net Working Capital as finally determined hereunder, any Tax refunds that are received by Purchaser and/or the Company, or any amounts credited against Taxes to which Purchaser and/or the Company becomes entitled, that relate to Pre-Closing Tax Periods or the pre-Closing portion of any Straddle Period shall be for the account of Seller. Purchaser shall cause the Company or other relevant entity to timely file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which Seller would be entitled under this Section 8.9, Purchaser and/or the Company shall pay over to Seller, any such refund within ten (10) days following receipt thereof. Purchaser and/or the Company shall use commercially reasonable efforts to have the applicable Governmental Entity that issues any credits that it receives with respect to Taxes relating to Pre-Closing Tax Periods or pre-Closing portion of any Straddle Period, in lieu of such credits, issue a refund. If after using such commercially reasonable efforts, Purchaser and/or the Company are unable to obtain a refund, then Purchaser and/or the Company shall pay to Seller the amount of such credits as such credits are utilized to offset Purchaser’s and/or the Company’s Tax liability.
ARTICLE IX
CONDITIONS
          Section 9.1 Conditions to Each Party’s Obligations to Effect the Closing. The obligation of each Party to consummate the Closing shall be subject to the satisfaction or waiver by all Parties on or prior to the Closing Date of each of the following conditions:

          (a) (i) No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; and (ii) there shall be no order or injunction of a court or Governmental Agency of competent jurisdiction in effect that prohibits the consummation of the Closing.
          (b) Any waiting period (and any extension thereof) under the HSR Act shall have expired or shall have been terminated.
          Section 9.2 Additional Conditions to Obligations of Purchaser to Effect the Closing. The obligation of Purchaser to consummate the Closing shall be subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of each of the following additional conditions:
          (a) In the case of each representation and warranty in Article III and Article IV, except for any inaccuracy that, when taken together with all other inaccuracies in the representations and warranties in Article III and Article IV, has not had and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect with respect to the Company, such representation and warranty, without taking into account any materiality, material adverse effect or Material Adverse Effect with respect to the Company qualification therein, either (i) shall be accurate as of the Closing Date as though restated on and as of such date or (ii) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date. Seller shall have performed and complied with, in all material respects, all material agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing. Purchaser shall have received from Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer or other appropriate representative thereof.
          (b) Purchaser shall have received true and complete copies, certified by the secretary or an assistant secretary of Seller (or equivalent officer), of the resolutions duly and validly adopted by the board of directors of Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which Seller or an Affiliate of Seller is a party and the consummation of the transactions contemplated hereby and thereby.
          (c) Purchaser shall have received all of the agreements, documents and items specified in Section 2.4 (Deliveries by Seller Relating to the Transaction) (provided that the delivery of any documents referenced in Section 2.4(f) shall not be a condition to the obligation of Purchaser to consummate the closing), including all Ancillary Agreements.
          (d) Seller shall have delivered a properly and timely executed affidavit, as provided in Section 1445(b)(2) of the Code, stating under penalties of perjury that Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code.
          Section 9.3 Additional Conditions to Obligations of Seller to Effect the Closing. The obligations of Seller to consummate the Closing shall be subject to the satisfaction or waiver by Seller on or prior to the Closing Date of each of the following additional conditions:
          (a) In the case of each representation and warranty in Article V, except for any inaccuracy that, when taken together with all other inaccuracies in the representations and warranties in Article V, has not had and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect with respect to Purchaser, such representation and warranty, without taking into account any materiality, material adverse effect or Material Adverse Effect with respect to Purchaser qualification therein, either (i) shall be accurate as of the Closing Date as though restated on and as of such date or (ii) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date. Purchaser and Ralcorp shall each have performed and complied with, in all material respects, all material agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing. Seller shall have received from Purchaser a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer or other appropriate representative thereof.
          (b) Seller shall have received true and complete copies, certified by the secretary or an assistant secretary of Purchaser (or equivalent officer), of the resolutions duly and validly adopted by the board of directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which Purchaser or a Purchaser Designee is a party and the consummation of the transactions contemplated hereby and thereby.
          (c) Seller shall have received all of the agreements, documents and items specified in Section 2.5 (Deliveries by Purchaser Relating to the Transaction), including the Closing Date Purchase Price and all Ancillary Agreements.
ARTICLE X
TERMINATION
          Section 10.1 Termination. The Transaction may be terminated or abandoned at any time prior to the Closing Date:
          (a) by the mutual written consent of Purchaser and Seller;
          (b) by either Seller or Purchaser on prior written notice to the other if any Governmental Entity shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the consummation of the Transaction and such order, decree, ruling or other action shall have become final and non-appealable;
          (c) by either Seller or Purchaser if the Closing shall not have occurred by March 31, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
          (d) by Purchaser if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement such that the conditions set forth in Section 9.2(a) (Additional Conditions to Obligations of Purchaser to Effect the Closing) would not be satisfied and such breach has not been cured by Seller within thirty (30) days after Seller’s receipt of written notice of such breach from Purchaser (or in the case of any breach of the representations set forth in Section 3.5 (Litigation) or Section 4.12 (Litigation) has not been cured prior to the Termination Date); provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if Purchaser is then in material breach of any of its covenants or agreements contained in this Agreement; and
          (e) by Seller, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Ralcorp contained in this Agreement such that the conditions set forth in Section 9.3(a) (Additional Conditions to Obligations of Seller to Effect the Closing) would not be satisfied and such breach has not been cured by Purchaser or Ralcorp, as the case may be, within thirty (30) days after Purchaser’s or Ralcorp’s, as the case may be, receipt of written notice of such breach from Seller (or in the case of any breach of the representations set forth in Section 5.6 (Litigation)

has not been cured prior to the Termination Date); provided that the failure to deliver the Closing Date Purchase Price as and when required hereunder shall not be subject to cure; provided further that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Seller is then in material breach of any of its covenants or agreements contained in this Agreement.
          Section 10.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 10.1 (Termination), this Agreement shall become null and void and of no further force or effect except: (i) the provisions of Section 6.2(b) (Access; Confidentiality), Section 6.4 (Publicity), this Article X, Article XII (Guaranty of Ralcorp) and Article XIV (Miscellaneous) shall survive any such termination; and (ii) that nothing herein shall relieve any Party from liability for fraud or a breach of this Agreement.
ARTICLE XI
INDEMNIFICATION
          Section 11.1 Survival.
          (a) The representations and warranties of Seller and Purchaser contained in this Agreement and any certificate delivered pursuant hereto on the date hereof or on the Closing Date shall survive the Closing for a period of eighteen (18) months after the Closing Date (the “Survival Period”); provided, however, that:
     (i) the representations and warranties of Seller in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Execution; Validity of Agreement), Section 3.6 (Brokers or Finders), Section 4.1 (Ownership and Possession of Securities), Section 4.2 (Capitalization) and Section 4.3 (Subsidiaries) shall survive until the expiration of the applicable statute of limitations, if any, applicable to the matters addressed therein;
     (ii) the representations and warranties of Seller in Section 4.16 (Tax Matters) shall survive until thirty (30) days after the expiration of the applicable statute of limitations (after giving effect to any extension thereof), if any, applicable to the matters addressed therein (the representations and warranties referred to in clauses (i) and (ii) of this Section 11.1 being the “Core Representations”);
     (iii) the representations and warranties of Seller in Section 4.13 (Environmental Matters) shall survive until the fifth (5th) anniversary of the Closing Date; and
     (iv) all representations and warranties related to any item of the Closing Balance Sheet used to determine the Final Adjusted Aggregate Net Indebtedness or Final Adjusted Net Working Capital shall survive only until the Closing Balance Sheet has been finally determined pursuant to Section 2.6 (Purchase Price Adjustment);
     (v) the representations and warranties of Purchaser in Section 5.1 (Organization), Section 5.2 (Authorization), Section 5.3 (Execution; Validity of Agreement), Section 5.7 (Brokers or Finders) shall survive until the expiration of the applicable statute of limitations, if any, applicable to the matters addressed therein; and
          (b) The covenants and agreements of Seller and Purchaser contained in this Agreement and any certificate delivered pursuant hereto on the date hereof or on the Closing Date shall survive the Closing in accordance with their respective terms, except that the indemnification set forth in

Section 11.2(d) (Indemnification by Seller) shall survive until the fifth (5th) anniversary of the Closing Date.
          Section 11.2 Indemnification by Seller. Except as provided in Section 11.4 (Indemnification for Taxes) and subject to this Article XI, from and after the Closing, Seller shall save, defend, indemnify and hold harmless Purchaser and its Affiliates, and each of their respective officers, directors, employees, representatives, agents and permitted successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all losses, damages, liabilities, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable and documented attorneys’ fees, costs and other reasonable and documented out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent resulting from:
          (a) any breach of any representation or warranty made by Seller contained in this Agreement or any certificate delivered by Seller pursuant hereto, or any failure of any such representation and warranty (other than those expressly given as of a specified date on or prior to the date of this Agreement) to be true and complete as of the date hereof and as of the Closing Date, in all cases without giving effect to any Material Adverse Effect or other materiality qualification, limitation or exception contained in such representations and warranties except with respect to Section 4.4 (Financial Statements), Section 4.5 (Absence of Certain Changes or Events; No Undisclosed Liabilities; Financial Debt), Section 4.7(a)(xiii) (Material Contracts) and Section 4.16 (Tax Matters);
          (b) any breach of any covenant or agreement by Seller contained in this Agreement or any certificate delivered by Seller pursuant hereto dated the date hereof or the Closing Date;
          (c) any Liabilities arising under Seller’s equity or equity-based plans in accordance with the terms thereof or (ii) under a Seller Pension Plan; or
          (d) any Remedial Action of any release, spill or migration of Hazardous Substances beneath, over, in, upon, under or from the soil or groundwater and relating to the underground storage tanks at the Forest Park, Georgia Owned Property.
          Section 11.3 Indemnification by Purchaser. Subject to this Article XI, from and after the Closing, Purchaser shall save, defend, indemnify and hold harmless Seller and its Affiliates, and each of their respective officers, directors, employees, representatives, agents and permitted successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent resulting from:
          (a) any breach of any representation or warranty made by Purchaser or Ralcorp contained in this Agreement or any certificate delivered by Purchaser or Ralcorp, or any failure of any such representation and warranty (other than those expressly given as of a specified date on or prior to the date of this Agreement) to be true and complete as of the date hereof and as of the Closing Date, in all cases without giving effect to any Material Adverse Effect or other materiality qualification, limitation or exception contained in such representations and warranties;
          (b) any breach of any covenant or agreement by Purchaser or Ralcorp contained in this Agreement or any certificate delivered by Purchaser or Ralcorp pursuant hereto dated the date hereof or the Closing Date;
          (c) any Liabilities arising under the Business Guaranties except with respect to any Liabilities arising as a result of a pre-Closing breach of the contract underlying such Business Guaranty;

          (d) any Liabilities arising under Title IV of ERISA with respect to any Company Multiemployer Plan attributable to the contribution histories assumed by the Purchaser or any contribution histories of the Purchaser; or
          (e) any Liabilities arising with respect to annual cash incentives payable to the Affected Employees for the fiscal year of the Seller in which the Closing Date occurs to the extent accrued on the financial statements of the Company.
          Section 11.4 Indemnification for Taxes.
          (a) Subject to this Article XI, from and after the Closing and until thirty (30) days following the expiration of the applicable statute of limitations (after giving effect to any extension thereof) on assessment of the relevant Tax, (i) Seller shall, subject to Section 8.1 (Allocation), and without duplication for any amount payable by Seller pursuant to Article VIII or Section 11.2, save, defend, indemnify and hold harmless Purchaser Indemnified Parties, on a dollar for dollar basis, without duplication, from and against all Losses incurred by Purchaser Indemnified Persons that (A) arise out of any breach by Seller of any of Seller’s representations and warranties under Section 4.16 (Tax Matters), (B) arise out of any breach by Seller of any of Seller’s covenants under Section 6.1(b)(xxiii) (Interim Operation of the Company), or (C) are attributable to Taxes for which Seller is liable under Article VIII and (ii) Purchaser shall save, defend, indemnify and hold harmless Seller Indemnified Parties, on a dollar for dollar basis, from and against all Losses incurred by Seller Indemnified Parties that are attributable to Taxes for which Purchaser is liable under Article VIII.
          (b) Notwithstanding any other provision of this Agreement, the Parties agree that any obligation that the Parties may have under this Agreement with respect to indemnification for Taxes under this Section 11.4 shall be limited to Tax Claims made by any Governmental Entity for which written notice is received by the Party against whom indemnification is sought within thirty (30) days after the expiration of the applicable statute of limitations (after giving effect to any extension thereof).
          Section 11.5 Indemnification Procedures.
          (a) In order for a Purchaser Indemnified Party or Seller Indemnified Party (as applicable, the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement, as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver written notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Section 11.5 except and only to the extent, if any, that the Indemnifying Party is actually prejudiced by such failure.
          (b) Except with respect to a Tax Claim, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days after receipt of written notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party; provided, however, that if in the reasonable opinion of counsel for the Indemnified Party, there is an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party, the Indemnifying Party shall be responsible for the reasonable fees and expenses of one counsel to such Indemnified Party in connection with such defense. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, or then has the right to assume the defense in accordance with this Section 11.5(b), the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld or delayed) unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. Notwithstanding the foregoing, an Indemnified Party shall have the right to retain control of the defense of any Third Party Claim in those instances where such Indemnified Party has reasonably anticipated potential Losses in an amount that is materially greater than the remaining amount available under the Cap; provided that if the Indemnified Party exercises this right, it shall (x) consult with the Indemnifying Party with respect to the defense of the Third Party Claim and (y) not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). For the avoidance of doubt, the provisions of this Section 11.5(b) shall not apply to a Third Party Claim that is a Tax Claim.
          (c) If any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver written notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Section 11.5, except and only to the extent, if any, that the Indemnifying Party is actually prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters (provided, that the Indemnified Party shall not be required to make available any such records, materials or information that is subject to attorney-client or other legal privilege if making available any such records, materials or information would result in a violation or waiver of such privilege), furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.
          (d) Seller shall control the conduct, through its own counsel at its sole expense and with the participation of Purchaser, of any Audit or court proceeding relating to any Tax Claim involving any asserted Liability with respect or relating solely to any Taxes for which Seller would be liable under this Agreement. Seller shall have all rights to settle, compromise or concede such Tax Claim and Purchaser shall reasonably cooperate and shall cause the Company to reasonably cooperate; provided, however, that Seller shall not settle, compromise or concede such Tax Claim in a manner that would adversely affect Purchaser or the Company without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.
          (e) Subject to Section 8.5 (Filing and Amending Tax Returns) and Section 11.5(f) (Indemnification Procedures), Purchaser shall control the conduct, through its own counsel at its sole expense, of any Audit or court proceeding relating to any Tax Claim involving any asserted Liability with respect or relating, in whole or in part, to Taxes for which Purchaser would be liable under this Agreement, provided, that if such Tax Claim involves any asserted Liability with respect or relating to Taxes for which Seller would be liable under this Agreement, Seller shall be entitled to jointly control such Audit or court proceeding. Subject to Section 8.5 (Filing and Amending Tax Returns) and Section 11.5(f) (Indemnification Procedures), Purchaser shall have all rights to settle, compromise or concede any such Tax Claim and Seller shall reasonably cooperate; provided, however, that Purchaser shall not settle, compromise or concede any Tax Claim involving any asserted Liability for Taxes for which Seller would be liable under this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
          (f) With respect to any Audit or court proceeding relating to any Tax Claim involving any asserted Liability with respect to or relating to any Straddle Period that involves Taxes for which both Purchaser and Seller would be liable under this Agreement, Purchaser and Seller shall jointly control the conduct of any such Audit or court proceeding, through counsel of their own choosing and expense; provided, however, that neither Purchaser nor Seller shall settle, compromise or concede such Tax Claim in a manner that would adversely affect the other Party without the prior written consent of such Party, which consent shall not be unreasonably withheld, conditioned or delayed.
          (g) Any Remedial Action that is the subject of any indemnity claim under this Agreement shall be performed in accordance with methods reasonably estimated to meet minimum applicable cleanup standards in a manner which mitigates costs (from the perspective of a reasonable business person acting without regard to the availability of indemnification hereunder) for performing a particular Remedial Action, it being understood that such methods shall include, where applicable, risk-based remedies or remedial standards, institutional or engineering controls or deed restrictions on real property, where such standards, controls or restrictions would not unreasonably interfere with ongoing industrial operations at the relevant property,
          Section 11.6 Limits on Indemnification.
          (a) No claim may be asserted against either Party for breach of any representation, warranty or covenant contained herein, unless written notice of such claim is received by such Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty or covenant on which such claim is based ceases to survive as set forth in Section 11.1 (Survival), in which case such representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved.
          (b) Notwithstanding anything to the contrary contained in this Agreement:
     (i) the maximum aggregate amount of indemnifiable Losses that may be recovered from Seller by all Purchaser Indemnified Parties pursuant to Section 11.2(a) and Section 11.2(d) (Indemnification by Seller) shall be U.S.$54,500,000 (the “Cap”); provided, however, that the Cap shall not apply to indemnifiable Losses incurred by a Purchaser Indemnified Party that arise from (A) a breach or inaccuracy of a Core Representation or (B) fraud of Seller (to the extent determined by a final judgment not subject to appeal by a court of competent jurisdiction) (such Losses as set forth in clauses (A) and (B), “Seller Special Losses”). The maximum aggregate liability of Seller for any indemnification claims (arising from Seller Special Losses or otherwise) under this Section 11.6 shall not exceed the Purchase Price; provided, however, that there shall be no maximum liability for Losses incurred as a result of fraud of Seller (to the extent determined by a final judgment not subject to appeal by a court of competent jurisdiction);

     (ii) Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 11.2(a) (Indemnification by Seller) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Seller (including, without limitation, all Losses that may be recovered from Seller pursuant to Section 11.2(d)), equals or exceeds U.S.$5,450,000 (the “Deductible Amount”), in which case Seller shall be liable only for the Losses in excess of the Deductible Amount; provided, however, that in any event no Losses may be claimed by any Purchaser Indemnified Party or shall be reimbursable by Seller or shall be included in calculating the aggregate Losses for purposes of this clause (ii) other than Losses in excess of (A) U.S.$250,000 in respect of any claim for indemnification pursuant to Section 11.2(a) (Indemnification by Seller) as a result of the breach of Section 4.12 (Litigation) or (B) U.S.$100,000 (the “Minimum Loss Amount”) in all other cases, in each case, resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; and provided, further, that neither the Deductible Amount nor the Minimum Loss Amount shall apply as a threshold to any indemnification claims for Seller Special Losses or for any Losses described in Section 11.4 (Indemnification for Taxes);
     (iii) Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 11.2(d) (Indemnification by Seller) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Seller equals or exceeds U.S.$1,000,000, in which case Seller shall be liable only for the Losses in excess of U.S.$1,000,000;
     (iv) the maximum aggregate amount of indemnifiable Losses that may be recovered from Purchaser by all Seller Indemnified Parties pursuant to Section 11.3(a) (Indemnification by Purchaser) shall be the Cap; provided, however, that the Cap shall not apply to indemnifiable Losses incurred by a Seller Indemnified Party that arise from (A) a breach or inaccuracy of Section 5.1 (Organization), Section 5.2 (Authorization), Section 5.3 (Execution; Validity of Agreement), or Section 5.7 (Brokers or Finders) or (B) fraud of Purchaser (to the extent determined by a final judgment not subject to appeal by a court of competent jurisdiction) (such Losses as set forth in clauses (A) and (B), “Purchaser Special Losses”). The maximum aggregate liability of Purchaser for any indemnification claims (arising from Purchaser Special Losses or otherwise) under this Section 11.6 shall not exceed the Purchase Price, provided, however, that there shall be no maximum liability for Losses incurred as a result of fraud of Purchaser (to the extent determined by a final judgment not subject to appeal by a court of competent jurisdiction);
     (v) Purchaser shall not be liable to any Seller Indemnified Party for any claim for indemnification pursuant to Section 11.3(a) (Indemnification by Purchaser) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Purchaser equals or exceeds the Deductible Amount, in which case Purchaser shall be liable only for the Losses in excess of the Deductible Amount; provided, however, that in any event no Losses for a claim under Section 11.3(a) (Indemnification by Purchaser) may be claimed by any Seller Indemnified Party or shall be reimbursable by Purchaser or shall be included in calculating the aggregate Losses for purposes of this clause (iv) other than Losses in excess of the Minimum Loss Amount resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; and provided, further, that neither the Deductible Amount nor the Minimum Loss Amount shall apply as a threshold to any indemnification claims for Purchaser Special Losses or for Losses described in Section 11.4(a)(ii);
     (vi) no Party shall have any Liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue whether or not expected, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, except to the extent that such damages are specifically included in Third Party Claims and result in Losses; and
     (vii) any claim for indemnification under this Section 11.6 by any Party shall be bona fide and made in good faith.
          (c) For all purposes of this Section 11.6 (and for the avoidance of doubt, for all purposes of Section 11.4 (Indemnification for Taxes)), “Losses” shall be net of any (i) insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any Tax Benefit realized by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification.
          (d) Purchaser and Seller shall cooperate with each other with respect to resolving any claim, liability or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such claim, liability or Loss. If Purchaser or Seller shall fail to make such commercially reasonable efforts, then notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any claim, liability or Loss that would reasonably be expected to have been avoided if such efforts had been made. Without limiting the generality of the foregoing, Purchaser and Seller shall, or shall cause the applicable Indemnified Party to, use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.
          (e) Notwithstanding any provision to the contrary herein, Purchaser shall not have any right to indemnification under Article XI or otherwise under this Agreement to the extent such Losses and/or Taxes (i) are attributable to taxable periods (or portions thereof) beginning after the Closing Date, (ii) are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date or (iii) Excluded Taxes.
          Section 11.7 Assignment of Claims. If any Indemnified Party receives any payment from any Indemnifying Party in respect of any Losses pursuant to this Section 11.7 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment. If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the Indemnified Party will, at the Indemnifying Party’s direction and expense, take all reasonable actions to seek to recover such claim from such Potential Contributor. Any payment received in respect of such claim against the Potential Contributor (whether by the Indemnifying Party or the relevant Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (i) first, to the Indemnifying Party in an amount equal to the aggregate payments made by the Indemnifying Party to the Indemnified Party in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (ii) second, to the Indemnified Party in the amount of any deductible or similar amount required to be paid by the Indemnified Party prior to the Indemnifying Party being required to make any payment to the Indemnified Party plus, in the case of any claim by the Indemnified Party as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, and (iii) third, the balance, if any, to the Indemnified Party.

          Section 11.8 Tax Effect of Indemnification Payments. All indemnity payments made pursuant to this Article XI shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Securities.
          Section 11.9 No Duplication; Exclusive Remedy.
          (a) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or by reason of a Party receiving an adjustment to the Purchase Price pursuant to Section 2.6 (Purchase Price Adjustment) in connection with the facts giving rise to the right of indemnification.
          (b) From and after the Closing, the exclusive remedy of each Party in connection with this Agreement and the Transaction (whether under this Agreement or arising under common law or any other Law, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any other Environmental Laws) shall be as provided in this Article XI, except as otherwise specified in Section 2.6 (Purchase Price Adjustment) and Section 12.16 (Remedies) and except for common law fraud claims.
          Section 11.10 Indemnification for Assumed Business Liabilities. Purchaser shall save, defend, indemnify and hold harmless Seller Indemnified Parties from and against any and all Losses to the extent resulting from any Assumed Business Liabilities, and such obligation to save, defend, indemnify and hold harmless shall survive until the sixth (6th) anniversary of the Closing Date (it being understood and agreed that if a claim is made by a Seller Indemnified Party under this Section 11.10 prior to such sixth (6th) anniversary, the obligation of Purchaser to indemnify with respect to such claim shall continue until such claim is resolved and any amounts with respect to such claim are paid); provided that:
          (a) no indemnification shall be available for Liabilities that, if asserted against or suffered by the Company, would be subject to indemnification under Section 11.2 (Indemnification by Seller); provided that solely for the purpose of this Section 11.10, the survival period specified in Section 11.1(a) shall be extended from eighteen (18) months to thirty (30) months and the survival period specified in Section 11.1(a)(iii) shall be extended from five (5) years to six (6) years; and
          (b) if and to the extent Purchaser indemnifies Seller Indemnified Parties under this Section 11.10 in respect of any Liability that if asserted against or suffered by the Company would represent a breach of the representations and warranties provided in Article III (Representation and Warranties as to Organization, Authorization, Execution and Consents) or Article IV (Representation and Warranties as to the Company), the amount of such indemnification shall count towards the Deductible Amount.
          Section 11.11 Limitation on Set-off. Neither Purchaser nor Seller shall have any right to set-off any unresolved indemnification claim pursuant to this Article XI against any payment due pursuant to Article II (Purchase and Sale) or under any other agreement.
          Section 11.12 Insurance. From and after the Closing Date:
          (a) At the request of Purchaser, and at Purchaser’s expense, Seller shall reasonably cooperate with, and use reasonable best efforts to assist, Purchaser in recovering under the third party insurance policies of Seller (other than self-insurance policies) for claims with respect to the Business existing or arising from any past acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur (including loss under property insurance coverage) prior to the Closing or any conditions existing or alleged to have existed prior to the Closing; and
          (b) Seller shall use reasonable best efforts, subject to the terms of such insurance policies of Seller, to preserve and retain the right to make claims and receive recoveries under such insurance policies of Seller for the benefit of the Company under any such insurance policy of Seller maintained as of the date hereof by either Seller or its Affiliates covering any loss, liability, damage or expense (to the full extent of the existing coverage) relating to the assets, business, operations, conduct, products and employees of the Business that relates to or arises out of occurrences prior to the Closing.
ARTICLE XII
MISCELLANEOUS
          Section 12.1 Guaranty of Ralcorp. Upon the terms and subject to the conditions set forth in this Section 12.1, Ralcorp irrevocably, absolutely and, except as set forth in Section 12.1(b) and the last paragraph of Section 12.2 (Absolute and Unconditional Guaranty), unconditionally guarantees to Seller the due, prompt and punctual payment and performance, by Purchaser of all of its respective payment and performance obligations under this Agreement, including any damages payable to Seller pursuant to the terms of this Agreement (the “Ralcorp Guaranty”). With respect to the Ralcorp Guaranty, the Person whose payment or performance is covered by such Ralcorp Guaranty is referred to herein as the “Ralcorp Guaranteed Person”, the Persons entitled to the benefit of a Ralcorp Guaranty are collectively referred to herein as the “Beneficiary”, and the obligations guaranteed by such Ralcorp Guaranty are collectively referred to herein as the “Ralcorp Guaranteed Obligations.”
          (b) A demand for payment or performance or an action to enforce the Ralcorp Guaranty may be made, brought or prosecuted, as applicable, against Ralcorp only if a Ralcorp Guaranteed Obligation remains unpaid or unperformed for any reason five (5) Business Days after Seller has made a written demand for payment or performance against a Ralcorp Guaranteed Person with respect to such Ralcorp Guaranteed Obligation.
          Section 12.2 Absolute and Unconditional Guaranty. The Liability of Ralcorp under its Ralcorp Guaranty shall, to the fullest extent permitted under applicable Law, be absolute and, except as set forth in Section 12.1(b) (Guaranty of Ralcorp) and the last paragraph of this Section 12.2, unconditional irrespective of:
          (a) the illegality of the Ralcorp Guaranty;
          (b) the validity or genuineness of this Agreement with respect to the Ralcorp Guaranteed Person;
          (c) the enforceability of this Article XII against the Ralcorp Guaranteed Person and Ralcorp;
          (d) any release or discharge of any obligation of the Ralcorp Guaranteed Person under this Agreement resulting from any change in the corporate existence, structure or ownership of the Ralcorp Guaranteed Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Ralcorp Guaranteed Person or any of its assets;
          (e) any amendment or modification of this Agreement, or change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Ralcorp Guaranteed Obligation, any escrow arrangement or other security therefor, any Liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of this Agreement or the documents entered into in connection herewith;
          (f) the existence of any claim, setoff or other right that Ralcorp may have at any time against the Ralcorp Guaranteed Person, whether in connection with any Ralcorp Guaranteed Obligation or otherwise; or
          (g) any other act or omission relating to the Ralcorp Guaranty that may or might in any manner or to any extent vary the risk of Ralcorp or otherwise operate as a discharge of Ralcorp as a matter of Law or equity.
          (h) Ralcorp agrees, provided that a Ralcorp Guaranteed Obligation remains unpaid or unperformed for any reason five (5) Business Days after Seller has made a written demand for payment or performance against a Ralcorp Guaranteed Person with respect to such Ralcorp Guaranteed Obligation, the obligations of Ralcorp under this Ralcorp Guaranty shall be unconditional, but subject to all defenses that any Ralcorp Guaranteed Person may have under this Agreement.
          Section 12.3 Beneficiaries. No Beneficiary shall be obligated to file any claim relating to any Ralcorp Guaranteed Obligation in the event that the Ralcorp Guaranteed Person becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Beneficiary to so file shall not affect Ralcorp’s obligations hereunder. In the event that any payment to the Beneficiary in respect of any Ralcorp Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, Ralcorp shall remain liable hereunder with respect to the Ralcorp Guaranteed Obligation as if such payment had not been made.
          Section 12.4 Waivers. Ralcorp irrevocably waives acceptance, presentment, demand, protest and any notice in respect of the Ralcorp Guaranty not provided for herein.
          Section 12.5 Subrogation. Ralcorp may not exercise any rights of subrogation or contribution, whether arising by contract or operation of Law (including any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it in respect of the Ralcorp Guaranty unless and until all of the Ralcorp Guaranteed Obligations have been paid in full.
          Section 12.6 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Closing shall be paid by the Party incurring such expenses, except as specifically provided to the contrary in this Agreement.
          Section 12.7 Amendment and Modification. This Agreement and all Exhibits and Schedules hereto may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the Parties expressly stating that such instrument is intended to amend, modify or supplement this Agreement.
          Section 12.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given: (a) when delivered, if delivered personally to the intended recipient; (b) when faxed, upon confirmation of receipt; and (c) one (1) Business Day following dispatch by an overnight courier service, such as Federal Express, and in each case, addressed to a Party at the following address for such Party (or at such other address for a Party as shall be specified by like notice):

if to Purchaser or Ralcorp, to:
Ralcorp Holdings, Inc.
800 Market Street, Suite 2600
St. Louis, Missouri 63101
Attention: Gregory A. Billhartz
Telephone: (314) 877-7125
Facsimile: (314) 877-7748
with a copy to (which shall not constitute notice):
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: William F. Seabaugh
                   Stephanie M. Hosler
Telephone: (314) 259-2450
Facsimile: (314) 552-8450
and
if to Seller, to:
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515
Attention: General Counsel
Telephone: (630) 598-6000
Facsimile: (630) 598-6591
with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Keith S. Crow, P.C.
                 Kevin L. Morris
Telephone: (312) 862-2000
Facsimile: (312) 862-2200
          Section 12.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement may be executed and delivered by facsimile transmission or electronic transmission (e.g., pdf file), and a facsimile or electronic transmission of this Agreement or of a signature of a Party will be effective as an original.

          Section 12.10 Entire Agreement; No Third Party Beneficiaries.
          (a) This Agreement, the Ancillary Agreements and the Confidentiality Agreement (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof and (ii) are not intended to confer upon any Person, other than the Parties, any rights or remedies hereunder or thereunder.
          (b) Nothing in this Agreement shall constitute or be construed as an amendment or modification of any Benefit Plan or of any employee benefit plan or arrangement of Purchaser or any of its Affiliates or, in any way limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any such Benefit Plan or employment benefit plan or arrangement.
          (c) Any disclosure with respect to a Section of this Agreement, including any Section of the Schedules, shall be deemed to be disclosed for other Sections of this Agreement, including any Schedules, to the extent that (i) such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure or (ii) such disclosure is cross-referenced to in such other section or schedule. Matters reflected in any Section of this Agreement, including any Schedule, are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or order by a Governmental Entity shall be construed as an admission or indication that any breach or violation exists or actually occurred.
          Section 12.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
          Section 12.12 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
          Section 12.13 Jurisdiction. To the fullest extent permitted by applicable Law, each Party (i) agrees that any claim, action or Proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the Transaction shall be brought only in the state courts located in New York County, in the State of New York and the Federal Courts located in the Southern District of New York located in the borough of Manhattan in the City of New York, New York County (collectively, the “New York Courts”), (ii) agrees to submit to the exclusive jurisdiction of the New York Courts for purposes of all legal Proceedings arising out of, or in connection with, this Agreement or the Transaction, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in such a court or any claim that any such Proceeding brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in clauses (a) or (c) of Section 12.8 (Notices) or any other manner as may be permitted by Law shall be valid and sufficient service thereof, and (v) agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
          Section 12.14 Time of Essence. Each of the Parties hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
          Section 12.15 Extension; Waiver. At any time prior to the Closing Date, either Party may extend the time for the performance of any of the obligations or other acts of the other Party. Any agreement on the part of a Party to any such extension shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. The failure of either Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
          Section 12.16 Remedies.
          (a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or agreement contained in this Agreement, the non-breaching Party shall be entitled (in addition to any remedy that may be available at Law or in equity (including monetary damages, except to the extent expressly prohibited by Article XI (Indemnification))) to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or agreement or (ii) an injunction restraining such breach or threatened breach.
          (b) Each Party agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.16, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
          Section 12.17 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any transfer of any rights, interests or obligations hereunder in violation of this Section 12.17 shall be null and void.
          Section 12.18 Disclaimer of Warranties. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Seller and its Affiliates make no representations or warranties with respect to any projections, forecasts or forward-looking statements provided to Purchaser. There is no assurance that any projected or forecasted results will be achieved. EXCEPT TO THE EXTENT OF THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN Article III THROUGH Article IV, THE ASSETS OF THE BUSINESS ARE BEING SOLD ON AN “AS-IS, WHERE-IS” BASIS AND SELLER AND ITS AFFILIATES DISCLAIM ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES, WHETHER EXPRESS OR IMPLIED. SELLER AND ITS AFFILIATES MAKE NO REPRESENTATIONS OR WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER, AND DISCLAIM ALL SUCH REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITING THE FOREGOING, AND EXCEPT AS EXPRESSLY SET FORTH IN Article III THROUGH Article IV, SELLER AND ITS AFFILIATES DISCLAIM ANY WARRANTY OF TITLE OR NON-INFRINGEMENT AND ANY WARRANTY ARISING BY INDUSTRY CUSTOM OR COURSE OF DEALING.

PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article III THROUGH Article IV. Purchaser acknowledges and agrees that none of Seller, any of its Affiliates, any of its representatives or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, schedules or other information heretofore made available by Seller, any of its Affiliates or its representatives to Purchaser, any of its Affiliates or any of its representatives or any information that is not included in this Agreement or the Schedules hereto, and none of Seller, any of its Affiliates, any of their representatives or any other Person will have or be subject to any Liability to Purchaser, any of its respective Affiliates or any of its representatives resulting from the distribution of any such information to, or the use of any such information by, Purchaser, any of its respective Affiliates or any of its representatives.
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               IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

RALCORP FROZEN BAKERY PRODUCTS, INC.
By	/s/ Kevin J. Hunt
	Name:	Kevin J. Hunt
	Title:	Chief Executive Officer

RALCORP HOLDINGS, INC.
By	/s/ Kevin J. Hunt
	Name:	Kevin J. Hunt
	Title:	Co-Chief Executive Officer and President

SARA LEE CORPORATION
By	/s/ Mark S. Silver
	Name:	Mark S. Silver
	Title:	Authorized Signatory

Signature Page to Securities Purchase Agreement